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DATE : 9/10/09

sirit
vision beyond sight™

2008 Annual Report



sirit
vision beyond sight™

2008 CONTENTS

COMPANY SNAPSHOT

- Leading developer and supplier of Radio Frequency Identification ("RFID") technology solutions
- Over 15 years of RFID domain expertise addressing multiple frequencies (LF/HF/UHF) and multiple protocols (EPC Gen2, FCC, ETSI)
- One of top 3 toll technology providers in North America
- 100% RFID focused operations

ANNUAL GENERAL MEETING

The Annual General Meeting of Shareholders of Sirit Inc. will be held on **Thursday, April 23, 2009 at 3:00pm at the offices of Gowling Lafleur Henderson LLP** located at Suite 1600, 1 First Canadian Place, 100 King Street West, Toronto, Ontario

President's Message



Dear Fellow Shareholders,

I would like to take this opportunity to reflect on this past year, where the Company stands now and how we see our position going forward.

Overall, fiscal 2008 was a difficult year for the Company with a number of factors impacting our customers. This started with the dramatic increase in oil prices and was followed by a credit crisis and then the global recession. Our traditional tolling business in California was strongly affected with a reduction of toll tags being purchased. In the second half of the year, we also experienced a slowdown in our Radio Frequency Solutions (RFS) sales with major customers delaying new projects and implementations.

It was clear that we had to take action to deal with the changing business environment. Early in 2008, we invested in the acquisition of RSI ID Technologies, Inc. (RSI). We decided to concentrate on emerging Automatic Vehicle Identification (AVI) applications using passive tag technology and RSI provided us with the required capabilities. We also invested in adapting our leadership reader platform, the IN510, into new AVI readers, including the ID5100. We then leveraged these new products into agreements with major partners such as 3M. We have proven our capabilities utilizing these new passive tags in high speed AVI applications and have deployed them in new markets and countries such as Brazil and Uruguay. Also, we have struck an exclusive partnership agreement with MIKOH Corporation to protect our solutions by utilizing their patented technology. We are now at a point where we believe we have a leadership position and differentiated technology. We expect to win major contracts globally to deliver solutions for AVI applications including electronic tolling, electronic vehicle registration and emission testing compliance.

As the credit crunch and recession deepened, we realized that we had to take further actions. We reduced our headcount, bringing it to a level consistent with what it was before the RSI acquisition. The executive team volunteered salary cuts for the second half of 2008 and cancelled all bonuses for the year. The fourth quarter of 2008 was a good indicator of the momentum Sirit has built in anticipation of 2009. It was our strongest quarter of the year and one in which we were able to bring the Company to an almost cash flow neutral position and a sustainable operating level.

My confidence in Sirit's success in 2009 is evidenced by all that the Company has accomplished in 2008, despite the difficult economic environment. We successfully purchased and integrated another company: RSI. We partnered with one of the world's largest organizations, 3M, and with them, have expanded into South America. We see continued success with our 'best of breed' UHF, fixed position reader, the IN510, as this was the fixed reader of choice selected by the US Department of Defense in their passive RFID contract award. We received unprecedented commitment from staff at all levels, with both management and members of our Board of Directors increasing their investment in the Company.

Where I see the greatest opportunity for success in 2009 is with AVI related applications. In AVI, Sirit can boast a leadership product line, numerous successful installations and proven experience to apply our technology in new markets. We are participating in opportunities around the world since our solutions can drive significant return on investment for governments even in these tough economic times. In addition, Sirit continues to be involved in and committed to RFID applications outside of AVI. We expect some of these areas will be most impacted by tough economic conditions in 2009, however, we will continue developing new products and expanding our customer base.

Overall my objective is to return to a growth business, actively demonstrate material wins in the marketplace, announce new partnerships, continue to closely manage expenses and become profitable by the end of 2009. I am enthusiastic for the future success of Sirit and I am grateful to all shareholders for your continued support.



Norbert Dawalibi
President and CEO, Sirit Inc.

Management's Discussion & Analysis

The following MD&A has been prepared to help investors understand the financial performance of the Company and provides information that management believes is relevant to an assessment and understanding of the Company's risks, opportunities and performance measures. Management has prepared this document in conjunction with its broader responsibilities for the accuracy and reliability of the financial statements and the development and maintenance of appropriate internal controls in its effort to ensure that the financial information is complete and reliable. The Audit Committee of the Board of Directors, consisting of three independent directors, has reviewed this document and all other publicly reported financial information, for integrity, usefulness, reliability and consistency.

This discussion, which has been prepared as of February 23, 2009 at which time 161,137,311 shares were outstanding, should be read in conjunction with the audited consolidated financial statements including the notes thereto, included in this annual report. Except for the statements of historical fact contained herein, the information presented constitutes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Sirit to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements. Actual results may differ materially from those indicated by these forward-looking statements as a result of risks and uncertainties impacting Sirit's business. Although Sirit has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. All amounts presented in this MD&A are in thousands of Canadian dollars unless otherwise specifically noted. Financial data has been prepared in accordance with Canadian generally accepted accounting principles.

RFID OPERATIONS

Sirit Inc. ("Sirit" or the "Company") is a technology company specializing in the design, development, manufacture and implementation of Radio Frequency Identification ("RFID") products and solutions, including tags and readers, for over 15 years. Sirit has been selling its RFID technology to customers across Canada, the United States and Europe and is expanding throughout the Americas and Asia-Pacific. More information on the Company, including the Company's Annual Information Form can be found on SEDAR at www.sedar.com.

Sirit's operations are 100% focused on its RFID technology business segment. The most significant area where the Company has implemented systems and continues to expand its RFID sales, is in the **Automatic Vehicle Identification ("AVI")** market. Sirit provides technology for use in tolling, emission control, electronic vehicle registration ("EVR"), parking and access control solutions and is one of the top solution providers of active and passive AVI technology. AVI is considered one of the most accepted, as well as most widely implemented uses of RFID technology worldwide. Electronic toll collection systems were introduced as early as 1986. More recently, tolling and related RFID vehicle identification applications are experiencing a resurgence as a means for controlling road usage, congestion and emissions while generating revenue for cities, states and countries across the globe.

Sirit added to its AVI product portfolio with the acquisition of RSI ID Technologies, Inc. ("RSI") in April 2008. RSI brings passive tag design, development and manufacturing capabilities, enhancing Sirit's overall solution.

In 2008, similar to 2007, AVI sales at Sirit were comprised primarily of hardware including specialized, battery assisted tags or transponders, passive tags, readers and peripherals. Sales may also include software development, integration and support services. Sirit considers itself to be one of the top three suppliers of electronic toll collection hardware in North America with sales primarily made in the western United States and Canada. In 2008, Sirit expanded its AVI solutions into South America with installations in Brazil and Uruguay.

Sirit's AVI products, based upon open standard protocols, are attractive to potential customers, whether they are government agencies or private enterprises. The Company continues to renew its main contracts in competitive bidding processes with toll agencies in the United States. Agreements range between one and five years in length and provide reasonably predictable annual revenue streams. Sirit also designs, develops and integrates lane level electronic tolling systems based on its unique system architecture and support platform.

Sirit's AVI sales are generally direct to the end user or combined with a system integrator as part of larger implementation project. RFID based vehicle tracking, vehicle identification and tolling applications are receiving increased attention from both private entities and government agencies worldwide as a method to track and charge for vehicle usage. This stems from the need to reduce environmental impacts from vehicle congestion and emissions, enforce vehicle licensing and emission compliance and improve security and safety all with the simultaneous benefit of generating revenue during weaker economic conditions. Sirit has a unique position and deep expertise in AVI RFID systems providing a viable solution which addresses these global concerns. Sirit's advantage is our long history of developing, implementing and maintaining reliable vehicle tracking systems, as well as recent successes utilizing passive technology with the same level of performance for new applications. In 2009 and beyond, the Company will focus on significant opportunities to generate revenue growth by participating in new AVI RFID related projects worldwide.

Considered part of the overall AVI RFID market, Sirit also supplies a complete solution for vehicle Parking and Access Control Systems ("PACS") applications through its 'IDentity Series' product line. These solutions, which include the provision of readers, tags/transponders and antennae, support a more localized RFID infrastructure. The solution encompasses software applications and integration, facilitates tracking vehicle location, movement, identification and access into and out of a contained site, such as a gated community or a car rental lot. Sirit's PACS revenue consists of small to medium size installations with potential for recurring transponder sales and upgrades generated through a well established reseller and distributor network.

Sirit's AVI application sales generated approximately $14.9 million or 77% of revenue in 2008.

Utilizing Sirit's experience and established product portfolio, the Company provides similar RFID technology solutions into many other applications and markets outside of AVI. Some of these markets include asset tracking, inventory control, supply chain, near field communications and cashless transactions. These varied uses and markets utilizing Sirit's

RFID technology are considered part of the Company's **Radio Frequency Solutions ("RFS")** sales.

RFS related product sales are to original equipment manufacturers ("OEM") where the reader is embedded into the customer's products such as handheld devices, portable and fixed data collection terminals, mobile devices, computers, printers and fixed position devices. Sirit's readers and tags form part of a larger overall solution. Through Sirit's "INfinity" brand of products, the Company provides low-frequency, high-frequency and ultra-high frequency ("UHF") readers, reader modules and tags in closed loop (single entity, controlled system) and open loop (information sharing across multiple organizations) infrastructures that are EPC Gen2, FCC and ETSI compliant. Key installations are located across North America and Europe and include customers such as Metro AG, AGFA and Texas Instruments.

Sirit's RFS sales efforts contributed approximately $4.3 million or 23% of revenue in 2008.

The following highlights a few of Sirit's key activities and successes during 2008.

In February 2008, Sirit announced its partnership with TAGSYS, a global leader in item-level RFID infrastructure. The partnership provides TAGSYS with a more powerful RFID infrastructure, enabling companies to rapidly deploy and maintain RFID solutions. TAGSYS will release its RXU-400 UHF fixed reader built on Sirit's performance-leading INfinity 510 platform. Also, TAGSYS' integrated tunnel systems, with proven capability to deliver Six Sigma performance, will be developed for UHF item-level applications powered by Sirit's reader technology.

In March 2008, Sirit announced the signing of a co-operative marketing agreement ("CMA") with the 3M Traffic Safety Systems Division. The CMA is a global distribution agreement to offer Sirit's IDentity 5100 reader and transponder solution, based on open architecture protocols, to support comprehensive solutions developed by 3M for the vehicle transportation market.

On April 1, 2008, Sirit completed its acquisition of California based RSI ID Technologies, Inc. RSI is an industry leading, vertically integrated manufacturer of antennas, inlays and tags for specialized, passive RFID applications. The acquisition was structured as an all stock transaction with an initial payment of 10 million Sirit common shares plus up to an additional 20 million common shares to be issued over a 21 month period based upon achieving certain financial targets in 2008 and 2009. The combination of Sirit's broad range of readers and modules with RSI's suite of innovative RFID antenna design and inlay manufacturing capabilities creates a highly competitive integrated solution for Sirit and RSI customers. This enables the combined entity to offer more complete end-to-end solutions to various markets including AVI and asset tracking. For fiscal 2008, no additional shares have been issued.

In May 2008, Sirit announced that its INfinity 510 UHF reader was selected for Finland's postal delivery service RFID implementation. Readers have been installed across the country as part of a system to monitor and quantify the speed and accuracy of real-time postal deliveries. Finn-ID, the leading auto-identification solutions provider in Finland, developed and installed the application for the Mail Communications division of Itella, a contract services company that manages postal deliveries in Finland and throughout Europe. The implementation uses Sirit's INfinity 510 to read Gen 2 RFID tags embedded in envelopes that are tracked throughout the delivery process.

In July 2008, the Company strengthened its relationship with 3M through the signing of a strategic supply agreement ("SSA") with 3M's Brazilian subsidiary for Sirit's RFID reader and tag technology, based upon open architecture protocols, to support transportation-related projects in the Brazilian market. 3M Brazil is a subsidiary of 3M Company, St. Paul, Minnesota, and is a leading supplier of materials, solutions and systems to the transportation industry in Brazil. The partnership combines Sirit's industry-leading IDentity 5100 reader and transponder with 3M's trusted traffic technology solutions, enabling a strong, comprehensive solution targeted to penetrate transportation applications in the Brazilian marketplace.

In September 2008, Sirit and Reva Systems, the leading RFID network infrastructure provider, together announced that Manor AG, the largest retail business in the Swiss market, is deploying Reva's Tag Acquisition Processor™ (TAP) products and Sirit's INfinity 510 RFID readers to enable RFID operations at stores and distribution centers. Manor will initially leverage RFID to improve warehouse inventory processes, outbound shipping accuracy and inbound store receiving practices in its distribution centers in Hochdorf and Möhlin, Switzerland and the department stores around the country serviced by the centers.

Also in September 2008, Sirit management and Board of Directors participated in a private placement to increase their ownership interests in the Company. The gross proceeds, in the form of cash and debt conversion, were $0.8 million before associated fees. 5,360,670 Sirit common shares were issued at $0.15 which represented the five day volume weighted average trading price prior to board approval of the private placement. Dilution was less than 4% with the proceeds used for general working capital purposes.

In October 2008, Sirit confirmed that its INfinity 510 reader has been included in five of six winning bids as part of the contract awarded for the implementation of passive RFID solutions under a Blanket Purchasing Agreement by the US Government. The scope of the contract is designed to enhance systems utilizing RFID within the Department of Defense ("DoD"), United States Coast Guard, other Federal Agencies, North Atlantic Treaty Organization, Coalition Partners and other Foreign Military Sales. The objective of the contract is to provide an integrated structure for logistic identification, tracking, locating and monitoring of commodities and assets. The overall contract, valued at approximately US$75 million, is for a three year period with a three year renewal option.

Also in October 2008, Sirit announced a worldwide strategic and exclusive partnership with MIKOH Corporation ("MIKOH") to incorporate MIKOH's Smart&Secure tamper-indication technology as a key feature in its passive RFID AVI offerings. The three year exclusive agreement, with two additional three-year options, licenses Sirit exclusively to promote and sell MIKOH's patented Smart&Secure technology worldwide in passive AVI systems where physically secure vehicle tags are required.

In December 2008, Sirit announced that its technology has been selected for deployment on the only automated toll road in Uruguay. Corporación Vial del Uruguay, a government agency responsible for overseeing Uruguay's National Highway Concession program, has finalized plans to upgrade the Toll Collection System in all of the toll plazas operating in Uruguay, selecting Sirit's IDentity 5100 readers and transponders, which are based on ISO 18000-6C open protocol and designed for long-range, high speed AVI applications. The automated toll system installation is a cooperative effort between Telsis S.A, a Uruguay based company, and Telectronica, a company with AVI installations in South America and Mexico.

Sirit maintains offices in Canada and across the US including:

Toronto, Ontario, where the Company's head office administration, finance, human resources, sales and investor relations functions are located;

Carrollton, Texas, where the primary design, development, assembly, distribution and sales activities are concentrated;

Morrisville, North Carolina, where a specialized design and development team resides; and,

Chula Vista, California, where the manufacturing and sales for RSI is located.

The second reporting Business Segment at Sirit is represented by **Portfolio Investments.** By December 31, 2007 the Company no longer owned any Portfolio Investments. These investments were historical, minority interest investments inherited from the Company's previous operations, as iTech Capital Corp., when the operational focus was as an investment company.

On January 10, 2007, the Company sold its investment in Applied Data Systems, Inc. for total proceeds of US$1,823 (CDN$2,140), resulting in a gain on the sale of $1,401. Of the total proceeds, $130 was held in escrow, with $85 of this amount received during 2008. The Company does expect to collect the remaining $45 balance.

On December 14, 2007, the Company sold its final investment in Horizon Wimba, Inc. for total proceeds of US$368 (CDN$373), resulting in a gain on the sale of $263.

VISION AND STRATEGY

Early in fiscal 2008, Sirit's strategy was a continuation from the prior year. The Company sought to achieve growth across all application areas, both organic as well as through acquisition, while simultaneously maintaining key assets to ensure long-term sustainability. This initial strategy was achieved through the acquisition of RSI in early April 2008 as well as with the signing of a key agreement with 3M. As the year progressed, Sirit experienced a significant decline in sales to a major toll customer, and others were delaying new orders resulting in lower purchasing volumes. In addition, higher gas prices and worldwide economic uncertainty impacted all areas of the business. As a result, Sirit's revenue for 2008 declined by 22%.

For the second half of fiscal 2008, Sirit's strategy adapted to meet these new and unanticipated challenges. The key strategic efforts were adjusted to focus on reducing expenses to match the lower revenue levels as well as maintain sustainable cash levels while continuing to generate new business. To offset the lower revenue levels, the Company responded by cutting its operational expenses (excluding non-cash amortization and foreign exchange) by $1.0 million or 17% in the second half of the year compared to the first half. This expense reduction was accomplished even as Sirit integrated the newly acquired RSI operations with 21 staff and consultants as well as manufacturing facilities. Sirit continued to win new business including AVI sales in Brazil and Uruguay and a large RFS win with a 3 year project to supply Sirit technology to the US DoD. During the last quarter of 2008, which was the strongest quarter of the year, Sirit significantly reduced is cash utilization. Efforts to maintain lower expense levels while generating new sources of revenue will continue until Sirit is profitable and generating cash on a quarterly basis.

The Company's vision for 2009 and beyond is to become a profitable, high-growth business recognized as a leader in providing reliable solutions that make RFID work. Facing the current uncertain economic conditions, achieving this vision will be a challenge. However, the need for road infrastructure and the ability to generate revenue through enforcement of emission testing or control of road congestion will drive new opportunities for EVR in 2009 and beyond. Sirit is very well positioned, with our deep understanding of demanding RFID environments and our suite of AVI RFID products, to win our share of these new infrastructure opportunities worldwide. It will continue to be critical to control discretionary expenses to match revenue levels in order to maintain cash reserves. Given the tough financial markets raising new capital is currently a challenge. Sirit will be mindful of the costs of fund raising activities but will consider all options available to the Company as they arise. As a technology company, it remains important for Sirit to invest in new product development and improvements to current products and this will not change in 2009. Execution of our vision will involve maintaining key relationships, developing new partnerships, investing in development efforts that will improve gross margins and introduce new products as well as participating in emerging countries' implementation of RFID.

Sirit's AVI market strategy will be to continue to support and reinforce our commitment to our long-standing relationships with customers in the United States and Canada, including 3M and the California and Colorado toll agencies, as well as seek opportunities to expand our reach throughout North America. Management sees large emerging opportunities to supply Sirit's AVI technology to EVR initiatives into new markets such as Latin America, Africa and Asia. It is believed significant strides are being made towards large EVR project implementations across the globe. Management foresees substantial opportunities to supply its transponder and reader technology as well as deliver complete system solutions. The Company is excited about the growth potential in AVI and will aggressively pursue new opportunities to ensure our efforts coincide with upcoming decision cycles.

Sirit's strategy for its RFS applications is to continue to participate in roll-outs and production pilots, introduce new products, increase penetration in geographies such as North America and Europe and accelerate the integration of RFID technology at current and new OEM partners. The Company is experiencing a slowdown in the implementation of new RFID pilots and roll-outs as many customers are reducing spending on new developments. An element of Sirit's plan to weather this situation will be to maintain our position as 'best of breed' with our INfinity 510 UHF fixed position reader. To date, this position has been proven with one of the world's largest RFID procurements announced to date by the US DoD. Sirit will target its sales into areas where our products provide the most compelling advantages, while offering the greatest expansion potential for RFID. These areas include supply chain, closed loop asset tracking as well as targeting unique or industry specific applications which include inventory control, postal applications, distribution/logistics and security.

Product Development

Development efforts in 2008 continued to focus on AVI and RFS applications and we are seeing a greater overlap of the development activities between these areas. Significant effort was placed on enhancing performance, expanding compatibility and improving the cost structure of the current suite of products. In addition, new concept research, new product development efforts and specialized customer requests were undertaken during the year. Sirit will continue to develop its portfolio of products in 2009, with new product releases expected during the next 12 months. The Company expects to maintain the current level of development expenditures in 2009 as had been incurred in 2008.

Strategic Industry Partnerships

Part of the Company's strategy involves pursuing strategic partnerships with world recognized, well established and reputable companies. This approach has historically been a major contributing factor in the continued success of the AVI vertical. Sirit's approach has been to concentrate on a smaller number of large, key customers and partners. This was continued in 2008 with the 3M partnership and its Brazilian subsidiary. Sirit's partnership strategy and customer service focus resulted in the continuation of all of the Company's toll transponder relationships, even though lower volumes were sold during 2008 when compared to 2007. Sirit will continue to establish itself as a key technology partner through similar strategic relationships in 2009. The Company expects its historical toll transponder sales volumes to remain consistent in 2009 with 2008 levels due to economic weakness being experienced, especially in the state of California.

Sirit's RFS readers and reader modules are being embedded into larger solutions in both open loop and closed loop environments. The Company continued its strong relationship with the Metro Group and added TAGSYS, Manor and the US DoD to its customer list during 2008. In addition, private-label users of our INfinity 510 are taking follow-on orders, albeit in smaller volumes, supporting our OEM model strategy.

RFID Adoption Rate

Large scale growth of the Company depends upon the speed and adoption rate of RFID across all geographies, markets and applications. Progress towards this adoption continued in 2008 but at a slower pace than originally anticipated due to worldwide economic challenges and uncertainty. This slower pace was especially true with Sirit's supply chain customers, while other areas were experiencing a resurgence, including EVR and related applications. Sirit is able to mitigate some of this uncertainty with a diversified product portfolio spanning many market segments in most RFID frequencies and protocols. Sirit's operations are supported by the financial resources generated from the recurring revenue generated from Sirit's tolling applications. In addition, Sirit added passive tags to its product portfolio with the acquisition of RSI during 2008. The Company continues to evolve and adapt to these changing circumstances and continues to demonstrate its ability to sustain operations for the long-term. Sirit intends to be a key player winning its share of larger global projects.

Patent Portfolio

Part of the Company's ongoing commitment to product and solution innovation includes developing or purchasing patents and intellectual property. The Company is dedicated to expanding its intellectual property portfolio either through partnership or internal initiatives and currently has over 40 patents that have either been granted or are pending in the US and Europe. In addition, the Company will partner with those who can add value or technology to Sirit's product offering. This was the case with Sirit's exclusive partnership with MIKOH in late 2008.

ANNUAL RESULTS

Selected Annual Information

	2008	2007	2006
Revenue	$ 19,155	$ 24,524	$ 21,715
Net loss for the year	(3,329)	(3,518)	(8,959)
Basic and diluted loss per share	(0.02)	(0.02)	(0.07)
Total assets	$ 25,403	$ 20,669	$ 24,282
Long-term finanical liabilities	$ 2,034	$ Nil	$ Nil

Overall Performance

Fiscal 2008 was a challenging year as the Company experienced declines in revenue across most applications. This resulted in the utilization of cash to fund both an acquisition as well as ongoing operations during the year.

- Revenue declined by 22% in 2008 compared to 2007 resulting primarily from reduced sales to a key customer and a weaker economic environment. The Company continues to generate revenue substantially in United States Dollars. Approximately 97% of the Company's revenue is generated in US dollars. Both the AVI and RFS related revenue declined during 2008 and will be discussed in more detail below.
- Reduction in cash operating expenses (excluding amortization and foreign exchange) of $0.6 million or 5% from fiscal 2007, 17% in the second half of the year compared to the first half. This improvement is significant as it encompassed the acquisition of RSI's manufacturing facilities and staff. Focused efforts undertaken in the second half of 2008 to reduce expenses including staff cuts, salary reductions and control over discretionary spending reduced the overall cost structure of the Company.
- Cash used in operations reached $5.5 million in 2008, compared to $1.0 million in 2007. The Company's primary objective was to return to a cash flow neutral and cash sustainable position in the fourth quarter of 2008. After incorporating the many changes encountered by the Company during the year, this objective was achieved.

Revenue

Approximately 97% (2007 - 96%: 2006 - 98%) of the Company's revenue is generated in US Dollars. During 2007, the value of the US dollar compared to the Canadian dollar declined by approximately 15%.

For comparison purposes, the following presents revenue in Canadian dollars compared to US dollars demonstrating the impact of the fluctuation in the exchange rates over the past three years:

	2008	2007	2006
Revenue, Canadian Dollars	$19,155	$24,524	$21,715
Growth rate	-22%	13%	32%
Revenue, US Dollars	$17,830	$22,863	$19,132
Growth rate	-22%	20%	41%

AVI

AVI revenue in 2008 decreased by $3.8 million (21%) to $14.9 million, down from $18.7 million in 2007. AVI sales represent 77% of total sales in 2008 (2007 - 76%; 2006- 77%). AVI is considered to be comprised of two primary markets, tolling/vehicle identification and PACS applications.

The majority of Sirit's toll revenue is recurring in nature and comprised of the sale of battery assisted UHF transponders. Toll revenue in 2008 declined by $4.1 million to $11.7 million compared to 2007 revenue of $15.8 million, primarily as a result of lower transponder sales to the Company's largest toll customer, as well as a delay in follow-on orders from the SR-125 toll road which commenced operations in 2007.

PACS revenue has remained relatively consistent at $3.1 million in 2008 compared to $2.9 million in 2007.

We expect to increase total AVI revenue in 2009 with new projects and installations in new markets and geographies. Sirit's traditional toll transponder business is expected to remain at or slightly lower than 2008 levels given uncertain economic conditions across the US in 2009. Quarterly revenue will continue to fluctuate as the timing of new business is uncertain.

RFS

RFS revenue decreased by $1.5 million or 26% from the $5.8 million reported in 2007. RFS revenue represented 23% of total revenue in 2008 (2007 - 24%; 2006 - 23%). The decline results from slower sales of reader modules and smaller follow-on orders than originally anticipated as a result of overall economic uncertainty. We expect the strong sales of our INfinity 510 to continue in 2009, especially in support of the US DoD initiative. This product continues to support many new applications and is the reader to be measured against in terms of performance and interoperability compared to other readers in its class.

In addition to improving efficiency of movement of goods through the supply chain, Sirit's RFID products have been implemented to improve asset tracking and management processes, enhance process automation offerings, provide a means for cashless payments as well as logistics and security. Management continues to believe in and remain committed to the growth of both the supply chain as well as other market verticals.

The Company will continue to experience quarterly fluctuations in RFS revenue as customers face challenging economic conditions and make tough spending decisions.

Since its acquisition in April 2009, RSI contributed to both the AVI and RFS sales noted above. The composition of RSI's sales are the same in nature as those of Sirit, are therefore included as part of the same RFID business segment. Revenue is managed internally as a whole and by application area, therefore RSI and Sirit sales are combined for management and reporting purposes.

Gross Profit

Included within gross profit is indirect labour, warranty and freight costs associated with the assembly and shipment of finished goods from the Company's Dallas location plus the inclusion of all direct and indirect manufacturing costs associated with the manufacturing operations of RSI in California since its acquisition. The Company manages margins on a product by product basis focusing on direct material costs as products can be applied to more than one application area. Any overhead components of cost of sales are managed by location and cannot be directly attributable to a specific product. Therefore, total gross profit cannot specifically be broken down between major revenue generating applications but is managed and reported by the Company on an overall basis.

The total gross profit reported for 2008 is 32.9%, compared to 35.0% for fiscal 2007 (2006 - 32.7%). The decline in 2008 gross profit reflects increased fixed overhead costs including amortization and direct labour from the manufacturing operations in California on a lower revenue base. Efforts are ongoing to reduce product costs and manufacturing efficiencies as part of management's focus to continuously seek improvements to increase margin levels. As revenue levels increase and some of these efforts are completed, the Company expects margins to improve. This is anticipated to be realized in the latter half of 2009.

Selling, General and Administrative Expenses

Selling, General and Administrative Expenses ("SG&A") are managed at a total or Company-wide basis. Significant estimations would be necessary to derive a split of SG&A expenses supporting each of the AVI and RFS application areas. This includes the operations of RSI since its acquisition. These estimations would not yield meaningful results due to the overlap and combination of staff responsibilities, fluctuating time and efforts dedicated to each area, as well as estimations regarding resource utilization. Total SG&A expenses for 2008 were $7.4 million compared to $8.3 million in 2007. The following provides more detail of the composition of Sirit's SG&A expenses.

- The largest component of SG&A expenses is salaries and benefits which has decreased from $4.7 million reported in 2007 (2006 - $5.0 million) to $4.0 million in 2008, including the operations of RSI since its acquisition. This was achieved through staff cuts, lower commissions associated with the lower sales levels, as well as voluntary staff and management salary reductions in the second half of the year. In addition, nil bonuses were paid in 2008.
- Sales and marketing expenditures included within the SG&A category were $0.8 million in 2008 compared to $1.0 million in 2007 (2006 - $1.2 million). The decline in sales and marketing related expenses is in

response to conserving cash resources while attempting to maximize the value of the sales and marketing dollars actually spent.

- The remaining $2.6 million of SG&A expenses is consistent with reported 2007 levels. (2006 - $2.9 million). These expenditures include rent, communications, public company costs, office expenses, directors' fees, insurance, legal and audit fees.

Non-Cash Stock-Based Compensation

Non-cash stock-based compensation costs associated with the issuance of stock options totaled $0.4 million in 2008 (2007 - $0.6 million; 2006 - $0.8 million). These costs are calculated and reported in accordance with CICA Handbook Section 3870, "Stock-Based Compensation and other Stock Based Payments" utilizing the Black-Scholes option pricing model to determine the fair market value of stock option grants. For more details on stock compensation please refer to the notes to the financial statements included as part of the annual report.

Write-Down of Intangible Assets

As part of its annual assessment process for long-lived assets, the Company determined that certain intangible assets would not generate sufficient economic value to recover the current book values. As a result, approximately $0.4 million of intangible assets were written down to a nil value at December 31, 2008. There was no corresponding adjustment in the prior year. For further details please refer to the Significant Accounting Policies and Management Estimates section of this MD&A.

Development Expenses

Total development expenses increased to $3.0 million in 2008 compared to $2.6 million in 2007 (2006 - $5.5 million). The increase from prior year reflects the inclusion of development efforts at RSI since its acquisition along with general costs incurred in the process of developing new product offerings. Throughout 2008, the Company has focused on streamlining development efforts to focus on improvements and variants of current product offering as well as improvements to the cost structure of these products. Development expenditures are anticipated to remain at or slightly higher than 2008 levels through 2009.

Amortization

Amortization expense increased from $0.9 million in 2007 to $1.9 million in 2008 (2006 - $0.9 million). The significant increase relates to the amortization of the identifiable intangible assets created upon the acquisition of RSI commencing April 1, 2008.

Foreign Exchange

Throughout 2008, the US dollar increased in value relative to the Canadian dollar, starting the year almost at par value and ending the year gaining over 20%. This is the opposite of what occurred during 2007, where the US dollar decreased in value relative to the Canadian dollar. As the Company's net current assets are predominantly maintained in US dollars, currency appreciation/(devaluation) generates an unrealized foreign exchange gain/(loss) when the US dollar denominated assets are converted to Canadian dollars for financial reporting purposes. The gain during 2008 was less than the loss in 2007 as the spread of current assets to current liabilities decreased.

Day-to-day activities and transactions are conducted primarily in US dollars and are not converted into Canadian dollars; therefore, reported exchange losses have minimal impact from an operations perspective.

Other Income

The remaining balance is interest expense of $0.1 million compared to $0.4 million of interest income in 2007 (2006 - $0.3 million income). The move from an income position in 2007 to an expense position in 2008 reflects an overall lower cash balance and reductions in interest rates on cash maintained in the bank as well as the Company utilizing its line of credit facility. Sirit maintains its cash resources in highly rated, liquid, short-term investments with very minimal collectability or conversion risk.

In 2007, other income includes a gain on sale of long-term investments of $1.7 million. This related to the sale of the two remaining non-core portfolio investments (Applied Data Systems, Inc. and Horizon Wimba, Inc.) discussed earlier.

Future Income Tax Recovery

The future income tax recovery is a non-cash adjustment arising from the recognition of future income tax assets which offset future income tax liabilities generated from differences in the accounting and tax treatment of intangible assets resulting from the acquisition of RSI.

RESOURCES

Cash Flows, Liquidity and Capital Resources

The following discusses cash flows, liquidity and capital resources during 2008 as well as at December 31, 2008 with comparisons to fiscal 2007.

Sirit started the year with cash and cash equivalents of $8.9 million and ended the year with a balance of $3.3 million. The majority of the Company's cash resources were spent in the first three quarters of 2008 to fund working capital, ongoing operating activities as well as the operations of RSI. During the last quarter of 2008, the Company spent less than $0.1 million of cash to fund operations as a result of both increased revenue and lower operating expenses during the quarter. It will be essential for the Company to continue to control discretionary expenses to match revenue levels and preserve cash throughout 2009. Given the tough financial markets, new fund raising activities will be a challenge. Sirit will be mindful of the costs of any fund raising activities but will consider all options available to the Company as they arise. The Company believes that it has sufficient cash without the need to raise additional funds to sustain operations for the foreseeable future due to an overall lower operating cost structure.

Operating Activities

The Company utilized cash of $7.1 million to fund operations in 2008 compared to $1.0 million in 2007. Of the total cash spent, $3.4 million was to fund working capital while the remainder funded ongoing daily operations. The following discusses the key components of working capital changes during 2008.

The Company has experienced a weakening in the timeliness of customer payments during 2008 and also increased its receivable balance at year end as the last quarter of 2008 was the strongest quarter for sales in 2008. Efforts continue to ensure the quality of receivables and regular communications with customers to understand the timing of expected payments. Total bad debt expense for the year remained minimal at less than $0.1 million. The accounts receivable balance at December 31, 2008 is $4.3 million compared to $3.0 million at December 31, 2007.

Inventory has increased to $3.5 million at December 31, 2008 compared to $2.5 million at December 31, 2007. The increase reflects the build-up of certain key products due to slower than expected sales orders in the second half of 2008 as well as the anticipation of key orders in 2009.

At December 31, 2008, prepaids and deposits increased by under $0.1 million since the December 31, 2007 balance of $0.2 million to $0.3 million. Prepaids and deposits fluctuate based on timing of required payments for various items such as rent, leases, insurance and purchases from new vendors.

Accounts payable and accrued liabilities increased by $0.5 million from $4.2 million at December 31, 2007 to $4.7 million at December 31, 2008. The increase relates to the timing of payments and receipt of goods. The Company closely monitors its trade payables position.

Warranty obligations consist of amounts set-aside to cover potential warranty costs under the Company's industry standard warranty obligations. Deferred revenue relates to specific customer payments received in advance of products or services being completed as well as limited extended warranties.

Investing Activities

During 2008, total cash spent on investing activities was $0.4 million compared to cash generated of $2.1 million in 2007.

On April 1, 2008, Sirit acquired 100% of the outstanding shares of RSI in an all share transaction. The total purchase price of $2.8 million consisted of the issuance of 10 million shares at $0.26 per share plus $0.2 million of cash acquisition costs. Included as part of the terms of the acquisition, there is the potential for the issuance of up to 20 million additional common shares based on the achievement of certain financial targets for the periods ended December 31, 2008 and December 31, 2009. For the period ended December 31, 2008, no additional shares were issued.

The Company generated $2.1 million from investing activities in 2007 as a result of $2.4 million cash proceeds received from the sale of the remaining non-core, long-term investments in Applied Data Systems, Inc. and Horizon Wimba, Inc.

The balance of $0.2 million in 2008 and $0.3 million in 2007 relates to investment in capital assets to support operating activities.

Financing Activities

During 2008, Sirit raised approximately $1.8 million from financing activities. The primary financing activities consisted of the following items.

As part of the acquisition of RSI, Sirit assumed approximately $1.4 million of capital leases on manufacturing equipment. The leases range from one to five years in length and approximately $0.1 million of principal was repaid during 2008.

During the second quarter of 2008, the Company began to utilize its line of credit facilities to fund both the acquisition of RSI as well as ongoing operations. Sirit has a maximum borrowing facility with a major Canadian Bank under this line of credit of $1.5 million and has utilized approximately $1.3 million at December 31, 2008.

At the end of the third quarter of 2008, Sirit management and Board of Directors participated in a private placement whereby 5,360,670 Sirit common shares were issued at a price of $0.15 per share generating net proceeds of $0.8 million. Of this total, approximately $0.5 million was comprised of the conversion of debt into common shares by Mr. Bielas, a member of Sirit's management team. The funds were used for general working capital requirements.

The necessity for financing activities to support operations in 2007 was minimal.

Commitments

Commitments are comprised of capital lease obligations and off-balance sheet premises rental costs. The Company operates out of four primary locations, including the premises in California as part of the RSI acquisition in April 2009. The capital lease obligations relate to machinery and equipment located in Dallas and California. These commitments are expected to be incurred as follows:

Payments due by Period ($000's)

Contractual Obligations	**Total**	**Up to 1 year**	**2 to 3 years**	**4 to 5 years**	**Over 5 years**
Equipment Capital Leases	$ 1,563	$ 548	$ 916	$ 99	$ -
Premises Rent	960	451	406	103	-
	$ 2,523	$ 999	$ 1,322	$ 202	$ -

Sirit is subject to a security agreement with one of its suppliers whereby certain receivables and inventories are pledged as security equivalent to the total amount owing to this supplier. As at December 31, 2008, less than $0.1 million (2007 - $0.2 million) is pledged as security under this agreement.

There were no additional commitments entered into by the Company during the year outside normal course activities. The Company had no additional off-balance sheet financing arrangements as at December 31, 2008 and 2007 and has not entered into any financial instruments.

Related Party Transactions

RSI is located and has a premises rental obligation in a building which is owned by a company related to Mr. Bielas, a shareholder and member of management of Sirit. Mr. Bielas is a part owner of this company.

As part of the acquisition of RSI, Sirit assumed debt of US$0.5 million which was owed to Mr. Bielas personally as well as a US$0.9 million line of credit owed by RSI to a major financial institution. Since the acquisition, in late July 2008, Mr. Bielas repaid the US$0.9 million line of credit owing to the financial institution in exchange for long-term debt now owed to him by RSI. The Company pays interest monthly at an annual rate of 7.5% to Mr. Bielas on this long-term debt. In addition, Mr. Bielas exchanged his US$0.5 million debt into shares of Sirit as part of the private placement in late September 2008.

There were no additional related party transactions during 2008.

In 2008 and 2007, no consulting or professional fees were paid to any of the Company's directors.

FOURTH QUARTER 2008

Revenue

The fourth quarter of 2008 represented the highest revenue generating quarter of the year for the Company. Revenue increased in the fourth quarter of 2008 when compared to the fourth quarter of 2007, by $0.9 million reaching $6.3 million compared to $5.4 million in the prior year. This reflects a 16% year-over-year increase as well as a 65% increase over the third quarter of 2008.

For the fourth quarter ended December 31, 2008 revenue generated from AVI applications was $5.6 million compared to $4.2 million in the fourth quarter of 2007, an increase of $1.4 million. Toll related revenue comprised $4.6 million in the fourth quarter of 2008 compared to $3.3 million in the fourth quarter of 2007. The increase reflects higher toll transponder sales during the quarter as well as new sales into South America. PACS revenue remained consistent at US$0.9 million for the fourth quarters of 2008 and 2007.

RFS revenue declined in the fourth quarter of 2008 to $0.7 million compared to $1.3 million for the last quarter of 2007. This reduction in revenue in the last quarter reflects a reduction in spending by customers who are experiencing the impacts of the current economic uncertainty.

Gross Profit

Gross profit in the fourth quarter of 2008 was 32.7% consistent with the 33.1% in the fourth quarter of 2007. Included within gross profit is $0.2 million (2007 - $0.1 million) of adjustments for product rationalization.

SG&A Expenses

SG&A expenses were $1.6 million in the last quarter of 2008 compared to $1.8 million for the last quarter of 2007. Temporary reductions in salary expenses as well as ongoing efforts to control discretionary expenses accounts for the majority of reduction in total SG&A expenses when compared to the prior year.

Non-Cash Stock-Based Compensation

Non-cash stock-based compensation of $0.1 million is down slightly from the $0.2 million reported in the fourth quarter of 2007.

Development Expenses

Development expenses in the last quarter of 2008 were $0.5 million compared to $0.8 million incurred in the fourth quarter of 2007. The change results from the nature of activities and associated costs engaged in during each quarter.

Foreign Exchange (Gain)/Loss

The US dollar experienced a significant gain against the Canadian dollar during the last 3 months of 2008. The exchange rate increased from US$1.00 being worth approximately CDN$1.04 at the beginning of the quarter to approximately CDN$1.22 by the end of the quarter. As such, the Company reported an unrealized foreign exchange gain on its net assets which are predominantly denominated in US dollars of approximately $0.2 million during the quarter. In the fourth quarter of 2007, the foreign exchange loss was just over $0.1 million.

Amortization

The increase in amortization to a quarterly total of $0.7 million in the last quarter of 2008 results from the amortization of intangible assets associated with the acquisition of RSI. The portion of amortization associated with intangible assets amounted to $0.5 million in the fourth quarter.

Future Income Tax Recovery

On finalization of the purchase price allocation associated with the acquisition of RSI, certain future income tax adjustments were required to be made to the purchase price equation during the fourth quarter of 2008. The resulting future income tax recovery is a non-cash adjustment arising from the recognition of future income tax assets which offset future tax liabilities generated from differences in the accounting and tax treatment of intangible assets resulting from the acquisition of RSI.

SUMMARY OF QUARTERLY RESULTS

Quarterly Period Ended $000s except per share amounts	Dec 31 2008	Sept 30 2008	June 30 2008	Mar 31 2008	Dec 31 2007	Sept 30 2007	June 30 2007	Mar 31 2007
Revenue	$ 6,282	$ 3,816	$ 4,752	$ 4,306	$ 5,426	$ 5,635	$ 6,964	$ 6,499
Cost of sales	4,230	2,554	3,328	2,749	3,631	3,610	4,465	4,236
Gross profit	2,052	1,262	1,424	1,557	1,795	2,025	2,499	2,263
Expenses	3,085	3,186	3,613	2,915	2,983	3,869	3,980	3,297
Operating loss	(1,033)	(1,924)	(2,189)	(1,358)	(1,188)	(1,844)	(1,481)	(1,034)
Other income/(expense)	3,156	(36)	(17)	72	353	90	89	1,497
Net income/(loss) for the period	**$ 2,123**	**$ (1,960)**	**$ (2,206)**	**$ (1,286)**	**$ (835)**	**$ (1,754)**	**$ (1,392)**	**$ 463**
Basic & diluted income/(loss) per share	**$ 0.01**	**$ (0.01)**	**$ (0.01)**	**$ (0.01)**	**$ 0.00**	**$ (0.01)**	**$ (0.01)**	**$ 0.00**

The increase in revenue during the fourth quarter of 2008 compared to the third quarter reflects increasing toll transponder sales as well as new sales into South America. Total expenses include $0.4 million of intangible asset write-downs, therefore excluding this adjustment expenses have declined by over $0.5 million compared to the prior quarter. The decrease is due to temporary salary reductions and a focused effort to control discretionary costs during the quarter. Other income includes a non-cash, income tax recovery adjustment of $3.1 million.

The revenue decline in the third quarter of 2008 reflects annual seasonal trends as well as continued reduced sales to Sirit's largest toll customer. The increase in gross profit percentage compared to the prior quarter results from lower indirect labour costs associated with staff reductions during the quarter. The decrease in expenses results from reduced salaries and benefits as well as a focus on reducing discretionary spending. All results include the operations of RSI which was acquired on April 1, 2008.

The revenue decline in the second quarter in 2008 compared to the second quarter in 2007 relates primarily to slower than anticipated deployments as well as delays in toll tag orders from the Company's largest customer. Gross profit has declined due to the inclusion of manufacturing expenses at RSI and expenses include higher depreciation due to the amortization of intangible assets associated with the RSI acquisition on April 1, 2008.

Revenue in the first quarter of 2008 declined relative to the last quarter of 2007 by $1.1 million primarily due to lower toll revenues from a major customer that has been shifting a portion of their projected deliveries to later in the year. This also contributed to the increased gross margin during the quarter. Operating expenses for the first quarter of 2008 are consistent with fourth quarter 2007 levels.

Reported revenue in Canadian dollars decreased slightly in the fourth quarter of 2007 compared to the prior quarter due primarily to the decline in the US Dollar to Canadian Dollar exchange rate. Expenses declined by $0.9 million in the fourth quarter due to lower salaries and foreign exchange expenses compared to the prior quarter.

Revenue decreased in the third quarter of 2007 primarily due to seasonality experienced during the quarter. Excluding the impact of the foreign exchange loss of $0.6 million in the third quarter, total expenses increased by approximately $0.2 million due primarily to increased product development.

Revenue increases in the second quarter of 2007 were as a result of increased sales to new customers and increased sales volumes to recurring customers. Total expenses were negatively impacted by the decrease in US Dollar relative to Canadian Dollar which resulted in a foreign exchange loss of $0.9 million for the quarter. Excluding the impact of foreign exchange, total expenses were $3.1 million.

Revenue increased in the first quarter of 2007 compared to the prior quarter, due to increased sales volume with the Company's largest toll customer. Total expenses decreased as the first quarter of 2007 was the first full quarter of savings related to the integration of the two acquisitions completed in 2006. Other income included a $1.4 million gain recognized on the sale of the Company's investment in Applied Data Systems, Inc.

OUTSTANDING SHARE DATA

As of February 23, 2009 the Company had 161,137,311 common shares outstanding.

As of February 23, 2009 the Company had 11,998,166 issued and outstanding stock options which are exercisable for common shares of Sirit on a one-for-one basis.

SIGNIFICANT ACCOUNTING POLICIES AND MANAGEMENT ESTIMATES

On January 1, 2008, the Company adopted the recommendations of CICA Handbook Section 3862, Financial Instruments - Disclosures; Section 3863, Financial Instruments - Presentation; Section 1535, Capital Disclosures; and Amended Section 1400, General Standards of Financial Statement Presentation. The standards require prospective application and are effective for the Company from January 1, 2008. The standards relate to presentation and disclosure only and do not have an impact on the Company's financial results.

On January 1, 2008, the Company adopted the recommendations of CICA Handbook Section 3031, Inventories. This Section provides guidance on the measurement and disclosure requirements for inventories. The adoption of this new Section did not have a material impact on the unaudited interim consolidated financial results.

Revenue Recognition

Sale of finished product

Sirit sells finished products on similar terms to OEM customers, end users, dealers, integrators and government agencies. Revenue is recognized when manufacturing requirements to ensure the product operates according to specifications have been completed, the risk of ownership of product has transferred to the customer, the value of goods has been established, shipping and payment terms are accepted by the customer upon invoicing and collection is reasonably assured. When terms of shipment are FOB Sirit, the customer is invoiced and revenue is recognized as the goods leave the Company premises. When terms of shipment are FOB destination, revenue is recognized when the product reaches its destination and is accepted by the customer.

In general, each product carries a standard one-year warranty period. Product returns are only accepted when there is a manufacturing defect acknowledged by the Company. The Company will report revenue on a gross basis and record a warranty provision based on historical return patterns. For those customers who choose to purchase extended term warranties, the Company will charge an additional fee which is recorded as deferred revenue and recognized over the term of the extended warranty.

Sirit does not enter into consignment arrangements or bill and hold transactions in the normal course of operations.

Integration project revenue

From time to time, Sirit will enter into long-term integration projects which involve the development, building and installation of a complete system primarily for tolling applications. The terms of such projects may range from 6 months to 24 months and generally are non-cancelable by either party without penalty. Prior to initiation of such projects, full budget, technical specifications, performance outputs and timelines are established and agreed upon by all parties to the contract. Service or maintenance contracts which may be entered into at the end of the project are generally subject to separately negotiated contracts. Revenue is recognized on a percentage of completion basis monthly, based on the ratio of costs incurred to date compared to the projected total cost of the contract. When it is determined by the Company's project managers that certain specifications or technical requirements of the contract will not be met in accordance with plan timelines, no further revenue is recognized until the deficiency is corrected and accepted by the customer. When it is determined that actual costs incurred exceed budgeted values, the gross margin for the project is recalculated, the margin recorded to date is adjusted and the new expected margin rate is applied throughout the remainder of the contract.

Arrangements with multiple deliverables

For contracts involving multiple deliverables, the Company applies EIC 142, "Revenue Arrangements with Multiple Deliverables" and evaluates each deliverable to determine whether it represents a separate unit of accounting based on the following criteria: (a) whether the delivered item has value to the customer on a stand-alone basis, (b) whether there is objective and reliable evidence of the fair value of the undelivered item(s) and (c) if the contract includes a general right of return relative to the delivered item, delivery or performance of the undelivered item(s) is considered probable and substantially in the control of the Company. If objective and reliable evidence of fair value exists for all units of accounting in the arrangement, revenue is allocated to each unit of accounting or element based on relative fair values.

If elements cannot be treated as separate units of accounting, the elements are combined into a single unit of accounting for revenue recognition purposes. In this case, revenue allocated to the unit of accounting is deferred until all combined elements have been delivered or, once there is only one remaining element to be delivered, based on the revenue recognition guidance applicable to the last delivered element within the unit of accounting. Deferred revenue is comprised of product revenues where significant vendor obligations have yet to be satisfied, maintenance agreements for which services have yet to be provided and any payments received from customers in advance of revenue recognition.

Service revenue

For service and/or maintenance contracts, the terms and price of the contract are agreed upon by all parties in advance of the commencement of the service period. Standard industry terms of cancellation are included as part of the contract terms. The Company recognizes revenue evenly over the term of the contract as services are performed. There is generally no warranty period associated with service contracts.

Development revenue

From time to time, the Company may enter into a development project whereby certain products are developed according to the specifications of the customer. The terms of each development contract will vary. For certain contracts, revenue may be recognized based on the successful completion of milestones as evidenced by written approval from the customer or in other situations, revenue may be recognized ratably over the period of the contract.

Amortization

Management establishes an amortization rate for each significant category of asset based on the lesser of the expected useful life of the asset and the expected timeframe the asset will contribute future benefit to the Company. Future benefit of each asset is assessed as generating revenue and efficient utilization in daily operations. Management reviews the expected useful lives of tangible and intangible assets at least annually. If the estimated productive life of an asset is evaluated to be shorter than the current recorded life, the asset amortization period is shortened thereby more quickly reducing asset value.

Inventory Obsolescence Reserve

Management reviews slow moving inventory items at least twice per year and performs monthly cycle counts and full physical counts semi-annually. Due to the nature of the AVI products, individual products have more than one application and the useful life is greater than 2 years. As at December 31, 2008, the obsolescence reserve is approximately 21% of total inventory value (2007 - 21%).

Valuation of Intangible Assets

Sirit's intangible assets have a defined life and have been created upon acquisition utilizing independent valuators to assist with the determination of fair value of the intangible assets at the time of acquisition. The intangible assets are amortized over their anticipated expected lives which range between three and fifteen years. Sirit completes an assessment of the value and useful life of its intangible assets at each fiscal year end. On April 1, 2008, Sirit acquired $8.1 million of intangible assets associated with the acquisition of RSI.

In accordance with the requirements of CICA Handbook Section 3063, "Impairment of Long-Lived Assets" some of the factors considered as part of the review of the value of the intangible assets include the historical and projected sales volumes and associated the margins earned by products/services associated with the intangible asset, the intended markets and customers who will use the products, timeliness of realization of value of the assets, potential obsolescence of the products and intentions of the Company to continue to support the product. Based on an analysis of these issues, Sirit determined that $0.4 million of certain intangible assets were impaired and were written-off at December 31, 2008. The net book value of all intangible assets at December 31, 2008 is $7.5 million compared to $1.2 million at December 31, 2007.

Valuation of Goodwill

All of the Goodwill of $3.9 million at Sirit has been created through acquisition. In order to establish that there has been no impairment in the value of goodwill, management performs a valuation analysis on the Company in its entirety on an annual basis at each fiscal year end. Analysis includes assessment of operating income/loss, working capital levels, ability to obtain financing, ability to comply with terms of existing obligations, if any, future opportunities for the Company, forecasts, competitive issues and cash flow projections. Based on an analysis of these issues, the Company has assessed that at December 31, 2008 and 2007 there was no impairment in the value of the goodwill.

Warranty Obligations

The Company maintains a warranty provision to cover any costs of repairs for product defects directly attributable to the initial product manufacturing process. Any costs of repair are netted directly against this provision as they are incurred. The Company assesses its warranty provision at least semi-annually and assesses reasonableness based on actual historical warranty costs.

Non-Cash Stock-Based Compensation

In accordance with CICA Handbook Section 3870 "Stock-Based Compensation and other Stock Based Payments" the Company estimates the current fair value of options issued to key persons during the year utilizing the Black-Scholes option pricing model to determine the fair market value of stock option grants. Inherent in this model are assumptions regarding interest rates, life of the options and volatility of the market price per share.

RISKS

Sirit's management team has the responsibility for the daily evaluation and management of risk factors affecting the Company. The following is management's assessment of the most significant potential risks which would have the greatest impact on the Company over the ensuing 12 to 24 months given currently available information. This analysis contains forward looking statements that may differ materially from future actual results.

Ability to Achieve Commercialization on a Timely Basis

Sirit's success will depend, to a great extent, on its ability to achieve commercial sales of products incorporating its RFID technology on a timely basis. There can be no assurance that Sirit's technology and products based on such technology will achieve commercial acceptance on a timely basis or that, if market acceptance is achieved, Sirit will be able to maintain such acceptance for a significant period of time. Failure to obtain commercial sales, or to achieve commercial sales on a timely basis, would have an adverse impact on Sirit's financial condition and its ability to sustain its operations.

Ability to Achieve Commercial Acceptance

Sirit's targeted end-users will be required to make significant investments in their business processes and systems in order to achieve the intended benefits associated with RFID technology. There is no assurance that targeted end-users will be willing to make these investments and adopt RFID technology or, if they are, that they will choose Sirit's RFID products and services. Although development of Sirit's products has been largely completed, sales of Sirit's current products, which to date have been primarily for evaluation and pilot testing purposes have yielded inconsistent revenues and there is no assurance that Sirit's products will achieve commercial acceptance.

Management of Expanding Operations

If Sirit achieves significant commercial sales of its products, it will be required to expand its operations rapidly, which will place significant demands on Sirit's managerial, operational and financial personnel and systems. There can be no assurance that Sirit's systems, procedures, controls and existing facilities will be adequate to support expansion of Sirit's operations. Sirit's future operating results will substantially depend on the ability of its officers and key employees to manage changing business conditions and to implement and improve its operational, financial control and reporting systems. If Sirit is unable to respond to and manage changing business conditions, the quality of Sirit's products and services, its ability to retain key personnel and its results of operations could be materially adversely affected.

Intellectual Property Rights

Sirit's success and competitiveness substantially depends on its internally-developed or acquired proprietary technologies which are protected through trade secrets, trademarks, copyrights and patents. Patent applications and trademark registrations may not be approved, or, if approved, may be challenged by third parties or invalidated. In addition, patents granted to Sirit may not provide a distinctive or enduring competitive advantage.

Sirit is also dependent on proprietary technologies licensed from third parties. There can be no assurance that these third party licenses will continue to be available to Sirit in the future or that they will not be successfully challenged by third parties.

From time to time, third parties may assert claims or initiate litigation against Sirit alleging that Sirit's products infringe upon their proprietary rights and Sirit may become increasingly subject to claims of infringement or misappropriation of the intellectual property rights of others. In addition, Sirit may in the future initiate claims or litigation against third parties for infringement of its proprietary rights. Litigation claims, with or without merit, may be time-consuming and costly, divert management's attention, cause product shipment delays and require Sirit to develop non-infringing technology or enter into royalty or licensing agreements. Such agreements, if required, may not be available on acceptable terms, if at all, which could have a material adverse effect on Sirit's business, financial condition and results of operations.

Sirit may be subject to additional risks as it enters into transactions in countries where intellectual property laws are not well developed or are poorly enforced. Legal protections of its rights may be ineffective in such countries. Litigation to defend and enforce its intellectual property rights could result in substantial costs and diversion of resources and could have a material adverse effect on Sirit's business, financial condition and results of operations, regardless of the final outcome of such litigation. Despite Sirit's efforts to safeguard and maintain its proprietary rights in Canada, the United States and abroad, there can be no assurance that it will be successful in doing so, or that the steps taken by Sirit in this regard will be adequate to deter misappropriation or independent third-party development of its technology or to prevent an unauthorized third party from copying or otherwise obtaining and using its products or technology. Any of these events could have a material adverse effect on Sirit's business, financial condition and results of operations.

Complexity of Products

Many of Sirit's new products and products under development are highly complex and innovative. As a result, they may contain defects or errors that are detected only after installation into its customers' systems which could have a negative impact on Sirit's future revenues and its ability to meet its projections.

Dependence on Resellers and Distributors

Sirit intends to achieve some of its sales through value-added resellers and distributors. Reliance upon third-party distribution sources subjects Sirit to risks of business failure by such value-added resellers and distributors, as well as credit, inventory and business concentration risks. In addition, if there is a shortfall in demand from third-party distribution sources, Sirit's operating results may be negatively affected.

Dependence on Customers

Sirit is dependent on a number of significant customers and on large complex contracts with respect to sales of the majority of its products and services. The Company's three largest customers each accounted for approximately 13.9% of total consolidated revenues in 2008. If any significant customer discontinues its relationship with Sirit for any reason, or reduces or postpones current or expected purchase commitments for its products and services, it could have a material adverse effect on Sirit's business, operating results and financial condition. In fiscal 2008, Sirit did experience a significant decline in sales with its largest customer which negatively impacted gross revenue for the year. While the impact was noticeable, Sirit was able to quickly respond to the situation and mitigate the impact by reducing its operating expenses to bring costs more in line with the lower revenue levels experienced.

Integration of Acquisitions

Sirit continues to seek out opportunities to acquire or invest in businesses, products and technologies that expand, complement or are otherwise related to Sirit's current business. During 2008, Sirit completed its third acquisition within a 2 year period. Acquisition related activities create risks such as the need to integrate and manage the businesses and products acquired with the business and products of Sirit, additional demands on Sirit's management, resources, systems, procedures and controls, disruption of Sirit's ongoing business, and diversion of management's attention from other business concerns. Such acquisitions, investments or other business collaborations may involve significant commitments of financial and other resources of Sirit. Any such activity may not be successful in generating revenue, income or other returns to Sirit, and the financial or other resources committed to such activities will not be available to Sirit for other purposes. Sirit's inability to address these risks could negatively affect Sirit's operating results.

RFID Market Evolution

Future revenue generation and profitability will depend on the adoption rate of RFID both in the supply chain as well as in other verticals and the Company's ability to effectively respond to the changing demands of an emerging market. As with any emerging technology such as RFID, adoption rates have been slow on initial introductions of technological advancements. Current uncertain and weak economic conditions have also had a negative impact on the continued growth and expansion of the RFID market. Sirit has been able to effectively weather this slow transition period with its recurring AVI related revenue stream providing cash to support operations. Renewed efforts to both grow the historical AVI revenue base as well as expand into new and emerging AVI related applications will position Sirit to take advantage of future high growth opportunities.

Profitability and Cash Flow Requirements

While management does not expect it will achieve a profitable level of sales volumes for Sirit in fiscal 2009, it does expect to see a continued decline in its losses and cash utilization rates as the year progresses. Revenue growth during 2009 is anticipated in both AVI and RFS applications with the majority of new growth occurring from new AVI related projects in new geographies. Sirit believes that at projected operating levels for 2009, it has sufficient cash and liquidity to support its ongoing requirements throughout 2009 and into 2010. Should the Company win any significant new projects during the year, the Company expects that positive cash flows and profits will follow shortly thereafter.

New Product Introduction/Technology Risk

Sirit's development process makes use of the optimal mix of strong internal engineering talent as well as external consultants and developers. The process of developing technology from concept stage through design to final production involves time to complete proper testing, redesigning, standards approvals and conversion to production. Unexpected testing results or performance irregularities are the norm in a development process and can result in new product offerings being deferred beyond projected timeframes or costs exceeding initial estimations. Management continually assesses market demands and attempts to mirror those demands with internal development initiatives. The risk of not successfully developing and introducing reliable products on a timely basis into customer tests or pilots represents one of the greatest risks to Sirit. Sirit can mitigate this risk through its product development plans, continuous communications with customers and partners, assessment of market trends and participation in standards development groups such as EPC and Aim Global.

Competitive Pricing

Recurring toll revenue is generated through successful bids in a competitive tender process. While there were no tender bids in 2008, Sirit maintained all of its long-standing toll customer relationships. In order to procure these results and secure long-term contracts in a competitive environment, price concessions may be required. While volumes of sales are expected to increase over time with increased numbers of drivers as well as increasing penetration within the existing driving population on toll highways, revenue growth and gross profit will be at risk due to lower sales price per tag. Sirit is mitigating some of this risk by constantly seeking ways to reduce product costs including purchasing parts in bulk, reviewing alternative sources for parts and manufacturing products overseas.

Staff Retention

In an expanding market where innovation, new product development and customer support require specialized technical knowledge, there is an increased demand for skilled resources. The Company attempts to maintain market accepted remuneration levels and continuously seeks to complement strategic needs with a qualified workforce. Sirit faces the risk of not being able to meet increasing market expectations or face the loss of current employees to competitors, customers or suppliers. This risk of loss is managed through communication of corporate goals and strategy, individual contribution to achieve these goals as well as remuneration emphasizing longer-term commitment to the Company.

Strategic Partnerships

Sirit is focusing current sales and marketing efforts on establishing, formalizing and maintaining long-term strategic relationships. These relationships will enable Sirit to act in a timely manner in response to customers' changing requirements. The establishment of these relationships is one of the key inputs to generating revenue growth for the Company. Should these partnerships not materialize in a timely manner, this may negatively impact Sirit's ability to gain market share and achieve growth targets in the future. A key strategic focus is to continue to develop new relationships and nurture those already established.

Foreign Exchange Fluctuations

As Sirit continues to purchase and sell product in various currencies as well as and employ staff in various countries, Sirit will be subject to foreign exchange risk. While the majority of revenue and a large portion of operating expenses are incurred in US Dollars resulting in an almost natural hedge position, fluctuations between the Canadian and US Dollar will impact financial results which are reported in Canadian Dollars. Sirit does not enter into any foreign currency hedging or other similar contracts and has no plans to enter into these forms of financial instruments in the next year.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to management, including the CEO and CFO, on a timely basis to ensure that appropriate decisions may be made regarding public disclosure. In accordance with National Instrument 52-109, management is responsible for establishing and maintaining adequate internal control over disclosure controls and procedures. Management, under the supervision of the CEO and CFO, has evaluated the effectiveness of the design and operation of Sirit's disclosure controls and procedures as of December 31, 2008. Based on this evaluation, the CEO and CFO have concluded that such disclosure controls and procedures are effective and designed to ensure that material information known by others relating to the Company is provided to them.

Internal Controls Over Financial Reporting

Internal controls over financial reporting involves implementing and maintaining processes and procedures designed by or under the supervision of the CEO, CFO and management to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP. These internal controls are not expected to prevent and detect all misstatements due to error or fraud.

As of December 31, 2008, the CEO, CFO and management have reviewed and conducted an evaluation of the effectiveness of the Company's controls and procedures as it applies to internal controls over financial reporting utilizing the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") framework for small companies. This review excludes the operations of RSI since it was acquired less than 365 days before year end. Based on this review, the CEO and CFO have concluded that the internal control over financial reporting was effective at a reasonable level of assurance and meet the requirements of National Instrument 52-109 as of December 31, 2008.

INTERNATIONAL FINANCIAL REPORTING STANDARDS

In February 2008, the Canadian Accounting Standards Board confirmed the mandatory International Financial Reporting Standards ("IFRS") changeover date for Canadian profit-oriented publicly accountable entities. This means that publicly accountable entities will be required to prepare financial statements in accordance with IFRS for interim and annual financial statements for fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require restatement for comparative purposes of amounts reported by the Company for annual and interim periods for the year ended December 31, 2010. Sirit will adopt IFRS starting on January 1, 2011. During fiscal 2010, the Company will continue to report its financial results under Canadian GAAP but will be required to effectively maintain two parallel sets of financial statements as full implementation in 2011 requires comparative results to also be presented in accordance with IFRS.

As part of the preparation for the conversion to IFRS, Sirit has commenced its planning process. The Company has completed an initial scoping diagnostic and discussed this with the Company's Audit Committee. This diagnostic identifies the areas where differences between current Canadian GAAP and IFRS exist as they apply to Sirit. Resources have been identified to assist with the next stage of the conversion process which will involve a detailed review and quantification of the alternatives available under IFRS. This second phase will take place throughout 2009, commencing in the second quarter of 2009. As the implications of the conversion to IFRS are clarified, the impacts on other areas of the business will be assessed. Some of these other areas include information technology changes, training requirements, internal controls over financial reporting and budgeting.

Sirit will report on a quarterly basis in the interim MD&As through 2009 and 2010 the progress and the implications of the analyses on the financial results of the Company. At this time, Sirit is unable to determine the financial impact to Sirit's financial results from the conversion to IFRS.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements of Sirit Inc. have been prepared by the Company's management. The financial statements have been prepared in accordance with accounting principles generally accepted in Canada and contain estimates based on management's judgment. Internal control systems are maintained by management to provide reasonable assurance that assets are safeguarded and financial information is reliable. Financial information contained throughout this Annual Report is consistent with the financial statements.

The Board of Directors of the Company is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements and the accompanying management's discussion and analysis. The Board carries out this responsibility principally through its Audit Committee.

The Audit Committee is appointed by the Board and all of its members are non-management directors. It meets with the Company's management and auditors and reviews internal control and financial reporting matters to ensure that management is properly discharging its responsibilities before submitting the financial statements to the Board of Directors for approval.

The Company's auditor, Deloitte & Touche LLP, has examined these consolidated financial statements and their report follows.

Norbert Dawalibi
Chief Executive Officer

February 23, 2009

Anastasia Chodarcewicz
Chief Financial Officer
and Corporate Secretary

Auditors' Report | To the Shareholders of Sirit Inc.

We have audited the consolidated balance sheets of Sirit Inc. as at December 31, 2008 and 2007 and the consolidated statements of operations, comprehensive loss and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2008 and 2007 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Chartered Accountants
Licensed Public Accountants

Deloitte & Touche LLP

Toronto, Canada
February 23, 2009

Consolidated Balance Sheets

(expressed in thousands of Canadian dollars)
As at December 31

	2008	2007
Assets		
Current Assets		
Cash and cash equivalents	$ 3,325	$ 8,855
Accounts receivable (note 7)	4,303	2,951
Inventory	3,470	2,450
Prepaids and deposits	287	233
	11,385	14,489
Property and equipment (note 9)	2,599	1,070
Intangible assets (note 10)	7,514	1,205
Goodwill	3,905	3,905
	$ 25,403	**$ 20,669**
Liabilities		
Current Liabilities		
Bank indebtedness (note 11)	$ 1,321	$ -
Accounts payable and accrued liabilities	4,716	4,178
Deferred revenue	339	306
Warranty obligations	108	134
Capital lease obligations (note 16d)	454	-
	6,938	4,618
Long-term deferred revenue	442	569
Long-term warranty obligations	150	124
Long-term capital lease obligations (note 16d)	934	-
Related party debt (note 12)	1,100	-
	9,564	5,311
Commitments and contingencies (note 16)		
Shareholders' Equity		
Share capital (note 13)	51,252	47,852
Contributed surplus (note 13)	3,109	2,699
Deficit	(38,522)	(35,193)
	15,839	15,358
	$ 25,403	**$ 20,669**

Approved by the Directors:

Norbert Dawalibi
President, Chief Executive Officer, Director

Howard E. Johnson
Director

See accompanying notes

Consolidated Statements of Operations, Comprehensive Loss and Deficit

(expressed in thousands of Canadian dollars except per share amounts)
Years ended December 31

	2008	2007
Revenue	$ 19,155	$ 24,524
Cost of sales	12,861	15,942
Gross profit	**6,294**	**8,582**
Expenses		
Selling, general and administrative	7,398	8,298
Stock-based compensation (note 14)	417	624
Development	2,993	2,625
Amortization	1,948	871
Write-down of intangible assets (note 10)	392	-
Foreign exchange (gain)/loss	(350)	1,711
	12,798	14,129
Operating loss	**(6,504)**	**(5,547)**
Other income	20	-
Gain on sale of long-term investments (note 8)	-	1,664
Interest (expense)/income, net	(27)	365
Net loss before income taxes	**(6,511)**	**(3,518)**
Recovery of future income taxes (note 17)	3,182	-
Net loss and comprehensive loss for the year	**$ (3,329)**	**$ (3,518)**
Deficit, beginning of year	(35,193)	(31,675)
Deficit, end of year	**$ (38,522)**	**$ (35,193)**
Basic and diluted loss per share	**$ (0.02)**	**$ (0.02)**
Basic and diluted weighted average number of common shares ('000s)	**154,623**	**145,657**

See accompanying notes

Consolidated Statements of Cash Flows

(expressed in thousands of Canadian dollars)
Years ended December 31

	2008	2007
Cash provided by/(used in):		
Operating Activities		
Net loss for the year	$ (3,329)	$ (3,518)
Items not involving cash and cash equivalents (note 15a)	(50)	1,495
Gain on sale of long-term investments	-	(1,664)
Foreign exchange (gain)/loss	(350)	1,711
	(3,729)	(1,976)
Net change in non-cash working capital items (note 15b)	(3,382)	995
	(7,111)	(981)
Investing Activities		
Additions to property and equipment	(232)	(316)
Acquisition of RSI ID Technologies, Inc., net (note 6)	(205)	-
Proceeds on sale of long-term investments	-	2,384
	(437)	2,068
Financing Activities		
Increase in bank indebtedness	311	-
Issuance of common shares upon exercise of stock options	15	22
Issuance of common shares in private placement, net of costs	778	-
Increase in related party debt	664	-
Increase in capital lease obligations, net	50	-
	1,818	22
Exchange rate impact on cash and cash equivalents	200	(1,651)
Decrease in cash and cash equivalents	(5,530)	(542)
Cash and cash equivalents, beginning of year	8,855	9,397
Cash and cash equivalents, end of year	**$ 3,325**	**$ 8,855**
Cash and cash equivalents consist of:		
Cash	$ 520	$ 1,826
Short-term commercial paper	2,805	7,029
	$ 3,325	**$ 8,855**

See accompanying notes

Notes to Consolidated Financial Statements

1. NATURE OF OPERATIONS

Sirit Inc. ("Sirit" or the "Company") is a technology company that designs, develops, manufactures and sells radio frequency identification ("RFID") products and solutions.

2. CHANGE IN ACCOUNTING POLICIES

On January 1, 2008, the Company adopted the recommendations of CICA Handbook Section 3862, Financial Instruments - Disclosures; Section 3863, Financial Instruments - Presentation; Section 1535, Capital Disclosures; and Amended Section 1400, General Standards of Financial Statement Presentation. The standards require prospective application and are effective for the Company from January 1, 2008. The standards relate to presentation and disclosure only and do not have an impact on the Company's financial results. Refer to Notes 5 and 19 for additional disclosures.

On January 1, 2008, the Company adopted the recommendations of CICA Handbook Section 3031, Inventories. This Section provides more guidance on the measurement and disclosure requirements for inventories. The adoption of this new Section did not have a material impact on the Company's financial results.

3. FUTURE ACCOUNTING CHANGES

Goodwill and intangible assets

In February 2008, the CICA issued Section 3064, Goodwill and Intangible Assets, replacing Section 3062, Goodwill and Other Intangible Assets and Section 3450, Research and Development Costs. Various changes have been made to other sections of the CICA Handbook for consistency purposes. The new Section will be applicable to financial statements relating to fiscal years beginning on or after October 1, 2008. Accordingly, the Company will adopt the new standards for its fiscal year beginning January 1, 2009. It establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. The Company is currently evaluating the impact of the adoption of this new Section on its financial statements.

Financial statement concepts

In February 2007, the CICA issued Section 1000, Financial Statement Concepts. This Section will be applicable to financial statements relating to fiscal years beginning on or after October 1, 2008. Accordingly, the Company will adopt this new standard for its fiscal year beginning January 1, 2009. Section 1000 on financial statement concepts removes references to recognition of assets and liabilities solely on the basis of matching of net income items and clarifies timing of expense recognition and the creation of an asset. The Company is currently evaluating the impact of the adoption of this new Section on its financial statements.

Business combinations

In January 2009, the CICA issued Section 1582, Business Combinations, which replaces former guidance on business combinations. Section 1582 establishes principles and requirements of the acquisition method for business combination and related disclosures. The Section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 2011 with earlier adoption permitted. The Corporation is currently evaluating the impact of this standard on the consolidated financial statements.

Consolidated financial statements

In January 2009, the CICA issued Section 1601, Consolidated Financial Statements, and 1602, Non-controlling Interests, which replaces existing guidance. Section 1602 provides guidance on accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. These standards are effective on or after the beginning of the first annual reporting period on or after January 2011 with earlier adoption permitted. The Corporation is currently evaluating the impact of this standard on the consolidated financial statements.

International Financial Reporting Standards

In February 2008, the Canadian Accounting Standards Board confirmed the mandatory International Financial Reporting Standards ("IFRS") changeover date for Canadian profit-oriented publicly accountable entities. This means that publicly accountable entities will be required to prepare financial statements in accordance with IFRS for interim and annual financial statements for fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require restatement for comparative purposes of amounts reported by the Company for annual and interim periods for the year ended December 31, 2010. Sirit will adopt IFRS starting on January 1, 2011.

4. SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and reflect the following significant accounting policies:

Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All inter-company transactions and balances have been eliminated.

Cash and cash equivalents

Cash and cash equivalents include investments which are held for the purpose of meeting short-term cash commitments and include marketable securities with original maturities of 120 days or less.

Inventory

Raw materials are stated at the lower of cost and replacement value. Finished goods inventory are stated at the lower of cost and net realizable value. Cost is determined using the first-in, first-out ("FIFO") method.

Investments

Investments in companies which are not subject to control or significant influence by the Company are accounted for using the cost method whereby earnings from such investments are recognized only to the extent received or receivable. If there is a decline in value of the investment which is other than temporary, the investment is written down to its estimated net realizable value.

Property and equipment

Maintenance and repair costs are charged to operations as incurred. Amortization is provided at rates and on bases designed to amortize the cost of the assets over their estimated useful lives as follows:

Equipment	- 20% declining balance
Computer hardware & software	- 3 to 5 years straight-line
Furniture & fixtures	- 20% declining balance
Machinery	- 5 years straight-line

Long-lived assets

Long-lived assets are tested annually for recoverability or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Long-lived assets are grouped at the lowest level for which identifiable cash flows are largely independent when testing for and measuring impairment. A two-step process is used to assess the impairment of long-lived assets held for use: the first step is determining when an impairment is recognized and the second step is measuring the amount of the impairment. An impairment loss is recognized when the carrying value of the long-lived asset exceeds the sum of the undiscounted cash flows expected from its use and eventual disposition and is measured as the amount by which the long-lived asset's carrying amount exceeds its fair value.

Goodwill

Goodwill represents the excess of purchase price over the fair value of net tangible and intangible assets acquired on the date of acquisition. Goodwill is not amortized but is subject to an annual impairment review as at December 31 or more frequently if circumstances exist that might indicate the value is impaired. Should the carrying value exceed the fair value of goodwill, the carrying value will be written down to the fair value.

Impairment of goodwill is tested at the reporting unit level by comparing the reporting unit's carrying amount, including goodwill, to the fair value of the reporting unit. The fair values of the reporting units are estimated using a combination of the income or discounted cash flows approach and the market approach, which utilizes comparable companies' data. If the carrying amount of the reporting unit exceeds its fair value, then a second step is performed to measure the amount of impairment loss, measured as the amount by which the carrying value of the reporting unit's goodwill exceeds its fair value. Any impairment loss measured as the amount by which the carrying value of the reporting unit's goodwill exceeds its fair value, would be recorded directly into net income/(loss).

Intangibles with finite useful lives

All intangible assets have been acquired through various purchase transactions and have a finite useful life. Amortization is recorded on a straight-line basis, over the estimated useful life of the intangible assets as follows:

Technologies	5 years
Brands	3 years
Patents	15 years
Know-how	5 years
Non-competition agreement	3 years
Customer relationships	10 years

Management reviews the amortization methods and useful life estimates for these intangible assets annually at December 31.

Financial Instruments - Recognition and Measurement

CICA Handbook Section 3862, Financial Instruments - Disclosures, establishes standards for the recognition and measurement of financial instruments which are comprised of financial assets, financial liabilities and financial derivatives.

A financial asset is cash or a contractual right to receive cash or another financial asset, including equity, from another party. A financial liability is the contractual obligation to deliver cash or another financial asset to another party.

A derivative is a financial instrument whose value changes in response to a specified variable, requires little or no net investment and is settled at a future date. An embedded derivative is a derivative that is part of a non-derivative contract and not directly related to that contract. Under this standard, embedded derivatives must be accounted for as a separate financial instrument recorded in net income/(loss) except for derivatives that are designated as cash flow hedges for which the fair value change is recognized in Other Comprehensive Income ("OCI"). A non-financial derivative is a contract that can be settled net in cash or with another financial instrument.

Under this standard, all financial instruments are initially recorded at fair value and are subsequently accounted for based on one of four classifications: held for trading, held-to-maturity, loans and receivables or available-for-sale. The classification of a financial instrument depends on its characteristics and the purpose for which it was acquired. Accounts payable and accrued liabilities are classified as other financial liabilities and are measured at amortized cost. Fair values are based upon quoted market prices available from active markets or are otherwise determined using a variety of valuation techniques and models.

Held for trading

Held for trading financial instruments are financial assets or financial liabilities that are purchased with the intention of selling or repurchasing in the near term. Any financial instrument can be designated as held for trading as long as its fair value can be reliably measured. A derivative is classified as held for trading, unless designated as and considered an effective hedge. Held for trading instruments are recorded at fair value with any subsequent gains or losses from changes in the fair value recorded directly into net income/(loss). All of the Company's cash equivalents are designated as held for trading.

The fair values of cash equivalents approximate their carrying values due to their short-term nature.

Held-to-maturity

Held-to-maturity investments are financial assets with fixed or determinable payments and a fixed maturity that the Company has the intent and ability to hold to maturity. These financial assets are measured at amortized cost using the effective interest method. Any gains or losses arising from the sale of a held-to-maturity investment are recorded directly into net income/(loss).

Loans and receivables

Receivables continue to be accounted for at amortized cost using the effective interest method. Any gains or losses on the realization of receivables are recorded directly into net income/(loss).

The fair values of accounts receivable approximate their carrying values due to their short-term nature.

Available-for-sale

Available-for-sale assets are those financial assets that are not classified as held for trading, held-to-maturity or loans and receivables. Available-for-sale instruments are recorded at fair value. Any gains or losses arising from the change in fair value are recorded in OCI and upon the sale of the instrument or other-than-temporary impairment, the cumulative gain or loss is recorded directly into net income/(loss).

During 2007, the Company sold its two remaining long-term investments which were classified as available-for-sale. These investments were recorded at cost in the financial statements as they were both private companies which did not have quoted prices in an active market. The Company does not have any available-for-sale instruments as of December 31, 2007 and 2008.

Transaction costs

Transaction costs relating to all financial instruments are expensed as incurred.

There was no impact on the financial statements as a result of the adoption of this standard.

Hedges

Hedge accounting is optional and the Company may elect not to designate the hedging instrument as a hedge for accounting purposes. When hedge accounting is not applied, the change in the fair value of the hedging instrument is recorded directly into net income/(loss).

The Company does not have any hedging instruments as of December 31, 2007 and 2008.

The Company's financial assets and financial liabilities are classified and measured as follows:

Asset/Liability	Classification	Measurement
Cash	Held for trading	Fair value
Accounts receivable	Loans and receivables	Amortized cost
Accounts payable accrued charges and long-term debt	Other financial liabilities	Amortized cost
Bank indebtedness	Other financial liabilities	Amortized cost

Revenue recognition

Sale of finished product

Sirit sells finished products on similar terms to OEM customers, dealers, integrators and government agencies. Revenue is recognized when manufacturing requirements to ensure the product operates according to specifications have been completed, the risk of ownership of product has transferred to the customer, the value of goods has been established, shipping and payment terms are accepted by the customer upon invoicing and collection is reasonably assured. When terms of shipment are FOB Sirit, the customer is invoiced and revenue is recognized as the goods leave the Company premises. When terms of shipment are FOB destination, revenue is recognized when the product reaches its destination and is accepted by the customer.

Each product carries a standard one-year warranty period. Product returns are only accepted when there is a manufacturing defect acknowledged by the Company. The Company will report revenue on a gross basis and record a warranty provision based on historical return patterns. For those customers who choose to purchase extended term warranties, the Company will charge an additional fee which is recorded as deferred revenue and recognized over the term of the extended warranty.

Sirit does not enter into consignment arrangements or bill and hold transactions in the normal course of operations.

Integration project revenue

From time to time, Sirit will enter into long-term integration projects which involve the development, building and installation of a complete system primarily for tolling applications. The terms of such projects can range from 6 months to 24 months and generally are non-cancelable by either party without penalty. Prior to initiation of such projects, full budget, technical specifications, performance outputs and timelines are established and agreed upon by all parties to the contract. Service or maintenance contracts which may be entered into at the end of the project are generally subject to separately negotiated contracts. Revenue is recognized on a percentage of completion basis monthly, based on the ratio of costs incurred to date compared to the projected total cost of the contract. When it is determined by the Company's project managers that certain specifications or technical requirements of the contract will not be met in accordance with plan timelines, no further revenue is recognized until the deficiency is corrected and accepted by the customer. When it is determined that actual costs incurred exceed budgeted values, the gross margin for the project is recalculated, the margin recorded to date is adjusted and the new expected margin rate is applied throughout the remainder of the contract.

Arrangements with multiple deliverables

For contracts involving multiple deliverables, the Company applies EIC 142, Revenue Arrangements with Multiple Deliverables, and evaluates each deliverable to determine whether it represents a separate unit of accounting based on the following criteria: (a) whether the delivered item has value to the customer on a stand-alone basis, (b) whether there is objective and reliable evidence of the fair value of the undelivered item(s) and, (c) if the contract includes a general right of return relative to the delivered item, delivery or performance of the undelivered item(s) is considered probable and substantially in the control of the Company. If objective and reliable evidence of fair value exists for all units of accounting in the arrangement, revenue is allocated to each unit of accounting or element based on relative fair values.

If elements cannot be treated as separate units of accounting, the elements are combined into a single unit of accounting for revenue recognition purposes. In this case, revenue allocated to the unit of accounting is deferred until all combined elements have been delivered or, once there is only one remaining element to be delivered, based on the revenue recognition guidance applicable to the last delivered element within the unit of accounting. Deferred revenue is comprised of product revenues where significant vendor obligations have yet to be satisfied, maintenance agreements for which services have yet to be provided and any payments received from customers in advance of revenue recognition.

Service revenue

For service and/or maintenance contracts, the terms and price of the contract are agreed upon by all parties in advance of the commencement of the service period. Standard industry terms of cancellation are included as part of the contract terms. The Company recognizes revenue evenly over the term of the contract as services are performed. There is generally no warranty period associated with service contracts.

Development revenue

From time to time, the Company may enter into a development project whereby certain products are developed according to the specifications of the customer. The terms of each development contract will vary. For certain contracts, revenue may be recognized based on the successful completion of milestones as evidenced by written approval from the customer or in other situations, revenue may be recognized ratably over the period of the contract.

Stock-based compensation

The Company uses the fair-value based method to account for all stock-based payments to employees and non-employees granted after January 1, 2002 by measuring the compensation cost of the stock-based payments using the Black-Scholes option pricing model. The fair value of the stock-based compensation is recorded as a charge to earnings based on the vesting period with a corresponding charge to contributed surplus. When employees exercise their stock options, share capital is increased by the sum of the consideration paid by the employees together with the related portion previously added to contributed surplus when compensation costs were charged to earnings.

Research and development

Expenditure on research is recognized as an expense in the period in which it is incurred. Development costs are expensed as incurred unless they meet the criteria for capitalization.

Income taxes

Income taxes are calculated using the asset and liability method of accounting. Temporary differences arising from differences between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets. Future income tax liabilities or assets are calculated using substantively enacted tax rates and laws anticipated to apply in the periods that the temporary differences are expected to reverse. Temporary differences arising on acquisitions result in future income tax liabilities or assets. The measurement of future tax assets is reduced, if necessary, by a valuation allowance where, based on available evidence, the probability of realization of the future tax asset does not meet a more likely than not criteria.

Foreign currency translation

All foreign operations are considered integrated as they are financially and operationally dependent on the parent. Accordingly, the temporal method of foreign currency translation is followed whereby monetary assets and liabilities are translated into Canadian dollars at the balance sheet date rate of exchange and non-monetary assets and liabilities are translated at historical rates. Revenues and expenses are translated at average annual rates except for amortization, which is translated at historical rates. Gains and losses on translation are recorded directly into net income/(loss).

Income/(loss) per share

Basic and diluted income/(loss) per share amounts are calculated by dividing the net income/(loss) for the year by the weighted average number of common shares outstanding during the year.

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as at the date of the financial statements as well as the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates and assumptions. Estimates are included in the following: allowance for doubtful accounts, inventory reserve, purchase price allocation for acquisitions, warranty reserve, valuation of goodwill and long-lived assets and estimates used in the valuation of stock options.

5. FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash and cash equivalents, accounts receivable, bank indebtedness, accounts payable and accrued liabilities, related party debt and capital leases. As of December 31, 2008 and December 31, 2007, the Company had not entered into any derivative contracts.

Risk management policies

The Company, through its financial assets and liabilities, is exposed to various risks. The following analysis provides a measurement of risks as at December 31, 2008.

Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates and interest rates will affect the Company's income or the value of its financial instruments.

Interest rate risk

The Company is exposed to reductions in interest rates, which could impact expected returns from the Company's investment of corporate funds in short-term, commercial paper upon maturity of such instruments. The Company, through its bank indebtedness, is exposed to the fluctuation of interest rates in accordance with the fluctuation of the bank's prime rate. An assumed 1% change in interest rates would have an impact on net income/(loss) by less than $1.

Foreign exchange risk

The Company accounts for its foreign subsidiaries as integrated operations. The Company is funding its subsidiary operations and is exposed to foreign currency risk with the United States dollar. The Company reports in Canadian dollars and therefore is exposed to foreign exchange fluctuations in its monetary assets and liabilities, working capital, revenue and expenses. There is a risk to the Company's earnings that arises from fluctuations in foreign exchange rates and the degree of volatility of these rates. For the year ended December 31, 2008 the Company recorded a foreign exchange of gain of $350.

(expressed in thousands of Canadian Dollars except per share info)

The Company's financial instruments could be exposed to foreign currency risk in particular geographic regions as follows:

	United States	Canada
Cash and cash equivalents	92%	8%
Accounts receivable	84%	16%
Bank indebtedness	100%	-
Accounts payable and accrued liabilities	86%	14%
Related party debt	100%	-
Capital leases	100%	-

A one-cent (decrease)/increase in the value of the Canadian dollar against the United States dollar on the foreign currency denominated assets and liabilities, assuming these amounts remain unchanged, results in an approximate $16 foreign exchange gain/(loss).

The Company is exposed to foreign currency exchange risk in that a significant portion of the Company's revenue and expenses are denominated in US Dollars. This risk is mitigated by holding foreign denominated cash and cash equivalents to match these foreign currency expenses.

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company's accounts receivable and investments in short-term commercial paper. The Company holds its investments with reputable financial institutions and in highly liquid financial instruments. Accounts receivable credit risk is mitigated by the Company's largest customers being government supported agencies.

The Company's exposure to credit risk with its customers is influenced mainly by the individual characteristics of each customer. Credit risk is minimized by performing ongoing credit evaluations of customers and is limited due to the large number of customers comprising the Company's customer base. For the year ended December 31, 2008 the Company's largest customer accounted for approximately 14% of revenue, the top five customers accounted for 48% and the top ten customers accounted for 57%. Over the last five years, the Company has not suffered any material credit related losses with any of its customers.

The carrying amount of financial assets represents the maximum credit exposure.

The aging of accounts receivable as at December 31 was as follows:

	2008	2007
Current	$ 3,140	$ 2,172
Past due (31-60 days)	374	448
Past due (61-90 days)	203	99
Past due (>90 days)	603	130
Non-trade	114	202
Allowance for doubtful accounts	(131)	(100)
Total	**$ 4,303**	**$ 2,951**

Ongoing credit evaluations of customers' financial conditions are performed with the objective of assessing the likelihood that accounts receivable may not be collectible from customers due to potential credit risk. Potential credit risk can arise through industry conditions but it is management's opinion that this risk remains low.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company's approach to managing liquidity risk is to ensure, as far as possible, that it will always have sufficient liquidity to meet liabilities when due. At December 31, 2008, the Company had a balance in cash and cash equivalents of $3,325.

The Company's existing banking arrangements consist of an operating line of credit in the form of revolving credit facilities, with a total authorized amount as at December 31, 2008, of $1.5 million. As of the balance sheet date, the Company utilized $1,321.

Early in the third quarter, the Company took steps to reduce costs and expenses to better match expenses with the lower revenue levels experienced during the year. These cost savings, net of any associated severance costs, have been reflected in the third quarter and continued into the fourth quarter. The Company expects that with the actions taken to lower quarterly spending levels, there will be sufficient cash resources available to continue to fund the operations for the next twelve months.

Fair value

The carrying value of the Company's cash and cash equivalents, accounts receivable, bank indebtedness, accounts payable and accrued liabilities approximates their fair values due to the short-term nature of these financial instruments.

6. ACQUISITION

On April 1, 2008, the Company completed the acquisition of RSI ID Technologies, Inc. ("RSI") a private, Chula Vista, California based manufacturer of specialized antennas, inlays and tags. The results of RSI's operations are included in the unaudited interim consolidated financial statements since the date of acquisition.

Sirit acquired 100% of the outstanding common shares of RSI. The purchase price consists of an initial issuance of 10 million Sirit common shares valued at $0.26 per share plus acquisition costs of approximately $205 for a total purchase consideration of $2,805. Additional contingent consideration may be paid, of up to 20 million common shares, based on RSI achieving certain financial targets in the periods ending December 31, 2008 and December 31, 2009. If all contingent consideration is paid out, the total purchase consideration, using a $0.26 share price, would be valued at $8,005, including acquisition costs.

The acquisition of RSI involves contingent consideration that might result in the recognition of an additional element of cost of the purchase on resolution of the contingency. This is equal to the lesser of the maximum amount of contingent consideration to be issued and the excess of the net tangible and intangible assets acquired over the non-contingent purchase consideration issued. When the contingency is resolved and the additional consideration is issued or becomes issuable, any excess of the then fair value of the contingent consideration will be recognized as an additional cost of the purchase in the form of goodwill.

The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition. The purchase price allocation has been reviewed and is final.

	Amount
Accounts receivable	$ 108
Inventory	280
Other	71
Property and equipment, net	2,115
Intangible assets	8,205
Total assets acquired	10,779
Current liabilities	(3,299)
Long-term liabilities	(1,494)
Future income tax liabilities	(3,181)
Total liabilities assumed	(7,974)
Net assets acquired	**$ 2,805**
The acquisition is funded by:	
Issuance of common shares	$ 2,600
Cash for acquisition related costs	205
	$ 2,805

The intangible assets, identified as patents, brands, know-how, non-competition agreement and customer relationships, are being amortized on a straight-line basis over their estimated useful lives ranging between 3 and 15 years. For the year ended December 31, 2008, the Company recorded amortization of $1,142, related to these intangible assets since the date of acquisition.

For fiscal 2008, no payment was made in relation to the contingent consideration.

7. ACCOUNTS RECEIVABLE

	2008	2007
Accounts receivable	$ 4,189	$ $2,749
Inventory	114	202
	$ 4,303	$ 2,951

8. LONG-TERM INVESTMENTS

Applied Data Systems, Inc.

The Company previously owned 294,986 Series A 7% redeemable convertible participating preferred stock of Applied Data Systems, Inc., a private Maryland corporation. On January 10, 2007, the Company sold its non-core investment in Applied Data Systems, Inc. for total proceeds of US$1,823 (CDN$2,140), resulting in a gain on the sale of CDN$1,401. Of the total proceeds, CDN$130 was being held in escrow and had been included in accounts receivable. During the year, the Company collected $85 of the escrow balance.

Horizon Wimba, Inc.

The Company previously owned 875,512 common shares of Horizon Wimba, Inc. On December 14, 2007, the Company sold its non-core investment in Horizon Wimba, Inc. for total proceeds of US$368 (CDN$373), resulting in a gain on the sale of CDN$263. The Company has no further ownership in Horizon Wimba, Inc.

(expressed in thousands of Canadian Dollars except per share info)

9. PROPERTY AND EQUIPMENT

	2008		
	Cost	Accumulated Amortization	Net
Equipment	$ 1,542	$ 899	$ 643
Machinery	2,913	1,268	1,645
Computer hardware & software	1,208	979	229
Furniture & fixtures	468	386	82
	$ 6,131	$ 3,532	$ 2,599

	2007		
	Cost	Accumulated Amortization	Net
Equipment	$ 1,498	$ 746	$ 752
Computer hardware & software	957	728	229
Furniture & fixtures	400	311	89
	$ 2,855	$ 1,785	$ 1,070

10. INTANGIBLE ASSETS

	2008		
	Cost	Accumulated Amortization	Net
Technologies	$ 968	$ 516	$ 452
Brands	531	133	398
Patents	577	29	548
Know-how	1,941	291	1,650
Non-competition agreement	1,735	433	1,302
Customer relationships	3,420	256	3,164
	$ 9,172	$ 1,658	$ 7,514

	2007		
	Cost	Accumulated Amortization	Net
Technologies	$ 1,807	$ 602	$ 1,205
	$ 1,807	$ 602	$ 1,205

As part of its annual assessment process for long-lived assets, the Company determined that certain intangible assets would not generate sufficient economic value to recover the current book values. As a result, $392 of intangible assets was written down to a nil value at December 31, 2008.

11. BANK INDEBTEDNESS

Bank indebtedness as at December 31, 2008 is comprised of a Royal Bank secured line of credit, which is due upon demand with interest at bank's prime plus 2.0%. During the third quarter, the Company renegotiated the terms of the Royal Bank line of credit to an overall borrowing limit of $1.5 million.

During the third quarter, the lines of credit with Merrill Lynch and Bank of America assumed as part of the acquisition of RSI in the second quarter were fully repaid.

12. RELATED PARTY TRANSACTIONS

As part of the acquisition of RSI, Sirit assumed non-interest bearing debt of $519 which is due to a shareholder and member of management on April 1, 2009. On September 30, 2008, this debt was exchanged for 3,460,667 of Sirit's common shares as part of the private placement described in Note 13.

RSI is located and has a premises rental obligation in a building which is owned by a company related to Mr. Bielas, a shareholder and member of management of Sirit. During the year, the Company paid $86 for the rental of the premises.

During the year, the Company entered into a promissory note with a shareholder and member of management in the amount of $1,100. The principal is due on July 31, 2010 with an annual interest rate of 7.5% paid monthly in arrears. During the year, the Company paid $48 in interest related to this promissory note.

13. SHARE CAPITAL AND CONTRIBUTED SURPLUS

The Company is authorized to issue an unlimited number of common shares and 100,000,000 preferred shares.

A summary of the changes in issued and outstanding common shares is as follows:

	Shares	Amount
Balance at December 31, 2006	145,536,281	$ 47,830
Issued on exercise of stock options	167,027	22
Balance at December 31, 2007	**145,703,308**	**47,852**
Issued upon acquisition of RSI ID Technologies, Inc. (note 6)	10,000,000	2,600
Issued upon private placement, net	5,360,670	778
Issued on exercise of stock options	73,333	22
Balance at December 31, 2008	**161,137,311**	**$ 51,252**

On September 30, 2008 the Company completed a private placement consisting of 5,360,670 shares at a price of $0.15 per share. The gross proceeds are comprised of $285 in cash and $519 from the conversion of a related party debt into common shares net of associated costs of $25.

The following table reconciles the contributed surplus for the years ended December 31:

	Amount
Balance at December 31, 2006	$ 2,075
Stock-based compensation	624
Balance at December 31, 2007	**2,699**
Stock-based compensation	417
Options exercised	(7)
Balance at December 31, 2008	**$ 3,109**

14. STOCK OPTION PLANS

Stock Option Plan for Key Persons

The Company has a Stock Option Plan for Key Persons (the "Plan"). Key Persons include any individual being a director, officer or employee of the Company or any other person, individual or otherwise who provides services, who is, in the judgment of the Board of Directors, of special value to the Company.

On April 26, 2007, pursuant to the Annual General and Special Meeting of Sirit Inc., the shareholders approved certain amendments to the Stock Option Plan for Key Persons. One amendment increased the aggregate number of common shares available for issuance upon the exercise of options issued from 11,500,000 to 21,750,000, including the replenishment of 3,057,989 previously exercised options. In addition, the amendments extended the term of issued and issuable options that expire in a Company self-imposed blackout period for up to ten business days following the lifting of such blackout period.

Conditions governing the granting of options under the Plan include:

- the aggregate number of options the Company may grant under the Plan is 21,750,000 common shares;
- no options exceeding 5% of the shares then outstanding of the Company, on a non-diluted basis, may be granted to any one optionee or their associates;
- vesting and terms are at the discretion of the Board of Directors;
- the maximum option life is 10 years from grant date;
- The maximum number of Common Shares issued to insiders (and their associates and affiliates) within any one year period under the Plan, and all other security based compensation arrangements of the Company, shall not exceed 10% of the outstanding number of Common Shares from time to time;
- except for options granted to directors of the Company, each option issued shall terminate no later than 30 days after an optionee ceases to be a Key Person of the Company or the expiry date of the option, unless terminated earlier by the Board; and
- for options granted to directors of the Company, the option shall terminate no later than one calendar year after an optionee director ceases to be a Key Person of the Company or the expiry date of the option, unless terminated earlier by the Board.

As at December 31, 2008, the number of options available for issuance under the Plan is 9,678,501 options (2007 - 14,072,317 options).

Sirit Transaction Options

In connection with the acquisition of Sirit Technologies Inc. on November 1, 2002, the Toronto Stock Exchange approved the listing of an additional 1,682,084 common shares of the Company. The Company then issued stock options for an aggregate 1,570,777 common shares to certain current and former employees, directors, and consultants of Sirit Technologies Inc. generally on the terms and conditions of the Plan of the Company. The plan expired in May 2008 with the expiry of the final options granted under this plan.

The following summarizes stock option activity for the years ended December 31:

(expressed in thousands of Canadian Dollars except per share info)

	2008		2007	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Sirit Transaction Options Outside the Plan				
Balance, beginning of year	30,000	$ 0.22	227,797	$ 0.14
Exercised	-	-	(167,027)	0.13
Expired/terminated	(30,000)	0.22	(30,770)	0.13
Balance, end of year	-	-	30,000	
Options Outstanding Inside the Plan				
Balance, beginning of year	7,677,683	0.49	6,801,100	0.55
Granted:				
Directors	903,750	0.13	340,000	0.29
Employees	5,733,500	0.17	1,735,334	0.29
Consultant	-	-	50,000	0.36
Exercised	(73,333)	0.20	-	-
Expired/terminated	(2,243,434)	0.38	(1,248,751)	0.49
Balance, end of year	11,998,166	0.33	7,677,683	0.49
Options Outstanding Outside and Inside the Plan Balance, end of year	**11,998,166**	**$ 0.33**	**7,707,683**	**$ 0.48**

The weighted average fair value for stock options granted during 2008 was $0.12 (2007 - $0.22).

The following summarizes the outstanding stock options and options exercisable at December 31, 2008:

	Options Outstanding			Options Exercisable	
Range of Exercise Price	Number of Options Outstanding	Weighted Average Exercise Price	Weighted Average Life in Years	Number of Options Outstanding	Weighted Average Exercise Price
$0.08 - $0.20	3,940,750	$ 0.11	5.7	722,997	$ 0.20
$0.21 - $0.50	5,949,416	$ 0.25	5.5	1,183,227	$ 0.28
$0.51 - $1.00	1,755,000	$ 0.85	1.2	1,755,000	$ 0.85
$1.00 - $1.43	353,000	$ 1.41	1.4	353,000	$ 1.41
Total Issued	**11,998,166**	**$ 0.33**	**4.8**	**4,014,224**	**$ 0.61**

Stock-Based Compensation

In 2008, the Company granted stock options pursuant to the Stock Option Plan for Key Persons (the "Plan") to employees and directors totalling 6,637,250 (2007 - 2,125,334). All options in 2008 and 2007 were issued with an exercise price equal to market value at grant date and vesting over a three-year period.

The total fair value of the options granted in 2008 was determined to be $821 (2007 - $475). In 2008, $417 (2007 - $624) was included in contributed surplus and in the statement of operations. The fair value was estimated using the Black-Scholes option-pricing model. Assumptions used in the pricing model are as follows:

		2008	2007
(a)	Risk-free interest rate	3.03% -3.65%	3.95% - 4.59%
(b)	Expected life	3 - 7 years	3 - 7 years
(c)	Expected volatility	98% - 101%	67% - 106%
(d)	Expected dividends	Nil	Nil

15. SUPPLEMENTARY DISCLOSURES RELATED TO CASH FLOWS

(a) Items not involving cash and cash equivalents:

	2008	2007
Amortization:		
Property and equipment	$ 819	$ 342
Intangible assets	1,504	529
Stock-based compensation	417	624
Write-down of intangible assets	392	-
Recovery of future income taxes	(3,182)	-
	$ (50)	$ 1,495

(b) Non-cash and non-cash equivalents working capital:

	2008	2007
Accounts receivable	$ (1,720)	$ 677
Inventory	(744)	407
Prepaids and deposits	(62)	77
Accounts payable and accrued liabilities	(752)	(273)
Warranty obligations	-	22
Deferred revenue	(104)	85
	$ (3,382)	$ 995

(c) Cash paid for the following:

	2008	2007
Interest	$ 167	$ -
	$ 167	$ -

16. COMMITMENTS AND CONTINGENCIES

(a) As at December 31, 2008, certain accounts receivable and inventory are pledged as security in connection with accounts payable in the amount of $54 (2007 - $189).

(b) As at December 31, 2008, the Company has commitments to purchase approximately $1,500 of inventory from its contract manufacturers over the next three months.

(c) The Company's total future minimum premises rental commitments are summarized as follows:

	Amount
2009	$ 451
2010	313
2011	93
2012	95
2013	8
	$ 960

(d) The Company's total minimum lease payments under non-calculable capital leases are summarized as follows:

	Amount
2009	$ 548
2010	543
2011	372
2012	72
2013	27
	1,562
Less: amounts representing interest at an effective rate ranging between 5% - 11%	(174)
Balance of capital leases	1,388
Less: current portion	(454)
Capital leases, long-term portion	**$ 934**

(e) The Company faces potential contingencies, such as contract disputes, tax issues or lawsuits, as part of its ongoing operations and judgment is required when assessing each situation. The Company is not able to determine with reasonable certainty the outcome of any potential contingency and may take reserves in certain situations.

(expressed in thousands of Canadian Dollars except per share info)

17. INCOME TAXES

The Company's activities are carried out through operating subsidiaries in a number of countries. The income tax effect of operations depends on the income tax legislation in each country and the operating results of each subsidiary.

The difference between the provision for income taxes and the amount computed by multiplying net income/(loss) from continuing operations before taxes by the statutory Canadian tax rate is reconciled as follows:

	2008	2007
Net loss before income taxes	$ (6,511)	$ (3,518)
Tax recovery at statutory rate of 33.5% (2007 - 36.12%)	(2,181)	(1,271)
Differences in income taxes resulting from:		
Foreign tax rate differences	(222)	(91)
Non-deductible items	(566)	6
Utilization of losses not previously recognized	(159)	(94)
Losses not previously recognized	(3,182)	-
Losses and temporary differences not recognized	3,128	1,450
Recovery of income taxes	**$ (3,182)**	**$ -**

Future income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Future income tax assets and liabilities consist of the following temporary differences:

	2008	2007
Future tax assets/(liabilities):		
Non-capital loss carry forwards	$ 9,479	$ 7,028
Net capital loss carry forwards	3,811	3,742
Property and equipment	98	(44)
Intangible assets	(3,532)	764
Liabilities and reserves	872	692
Financing costs	146	225
Unrealized foreign exchange (gain)/loss	(570)	1,213
Valuation allowance	(10,304)	(13,620)
Net future tax asset/(liability)	$ -	$ -

The Company has accumulated non-capital losses for income tax purposes of approximately $27,409 (2007 - $22,565) which are available to reduce taxable income in future years. The Company also has capital losses of $24,828 (2007 - $20,557) which can be applied against future capital gains with no expiry date. The potential tax benefit of these losses has not been recorded in these financial statements. The non-capital losses will expire as follows:

Expiry	Amount
2009	1,214
2010	420
2012	8
2013	210
2014	660
2015	1,131
2020	20
2021	308
2022	345
2023	1,480
2024	245
2025	4,539
2026	7,477
2027	3,387
2028	5,965
	$ 27,409

As a result of the acquisition of RSI during 2008, future income tax liabilities were recognized due to timing differences between the tax treatment and accounting treatment of intangible assets. The resultant future income tax liabilities have been offset on the balance sheet against previously unrecognized future income tax assets as they will reverse equally over the same period of time. A future income tax recovery of $3.2 million is included in net loss and comprehensive loss for the year as a result of recognizing the future income tax assets.

18. SEGMENTED INFORMATION

The Company and its subsidiaries operate in the technology sector in two reportable business segments. As of December 31, the Company's property and equipment and goodwill by business segment and by geographic segment are as follows:

	2008		
	RFID Business	Portfolio Investments	Total
Property and equipment			
United States	$ 2,552	$ -	$ 2,552
Canada	47	-	47
Property and equipment	**$ 2,599**	**-**	**$ 2,599**
Goodwill			
United States	$ 3,905	$ -	$ 3,905
Canada	-	-	-
Goodwill	**$ 3,905**	**$ -**	**$ 3,905**
Intangible assets			
United States	$ 7,514	$ -	$ 7,514
Canada	-	-	-
Intangible assets	**$ 7,514**	**$ -**	**$ 7,514**

	2007		
	RFID Business	Portfolio Investments	Total
Property and equipment			
United States	$ 971	$ -	$ 971
Canada	99	-	99
Property and equipment	**$ 1,070**	**-**	**$ 1,070**
Goodwill			
United States	$ 3,905	$ -	$ 3,905
Canada	-	-	-
Goodwill	**$ 3,905**	**$ -**	**$ 3,905**
Intangible assets			
United States	$ 1,205	$ -	$ 1,205
Canada	-	-	-
Intangible assets	**$ 1,205**	**$ -**	**$ 1,205**

(expressed in thousands of Canadian Dollars except per share info)

For the years ended December 31, the Company's revenue and expenses by reportable business segment are as follows:

2008	RFID Business	Portfolio Investments	Total
Revenue	$ 19,155	$ -	$ 19,155
Cost of sales	12,861	-	12,861
Gross profit	6,294	-	6,294
Operating expenses	12,798	-	12,798
	(6,504)	-	(6,504)
Other income	20	-	20
Recovery of income taxes	3,182	-	3,182
Interest expense, net	(27)	-	(27)
Net loss for the year	**$ (3,329)**	**$ -**	**$ (3,329)**

2007	RFID Business	Portfolio Investments	Total
Revenue	$ 24,524	$ -	$ 24,524
Cost of sales	15,942	-	15,942
Gross profit	8,582	-	8,582
Operating expenses	14,129	-	14,129
	(5,547)	-	(5,547)
Gain on sale of long-term investments	-	1,664	1,664
Interest income, net	365	-	365
Net (loss)/income for the year	**$ (5,182)**	**$ 1,664**	**$ (3,518)**

For the years ended December 31, the Company's revenues by geographic segment are as follows:

2008	RFID Business	Portfolio Investments	Total
Canada	$ 271	$ -	$ 271
United States	15,195	-	15,195
South America	953	-	953
Europe	1,924	-	1,924
Asia & Middle East	812	-	812
	$ 19,155	**$ -**	**$ 19,155**

2007	RFID Business	Portfolio Investments	Total
Canada	$ 773	$ -	$ 773
United States	19,428	-	19,428
South America	62	-	62
Europe	3,740	-	3,740
Asia & Middle East	521	-	521
	$ 24,524	**$ -**	**$ 24,524**

Of the $19,155 revenue in the RFID business segment in 2008, the three largest individual customers represent 13.9%, 13.9% and 13.7% respectively (2007 - $24,524 revenue of which the three largest individual customers represent 25.7%, 14.7% and 7.6% respectively).

19. CAPITAL MANAGEMENT

The Company's objective is to maintain a capital base that safeguards the entity's ability to meet cash flow requirements and position it for profitability and growth while maintaining investor and market confidence. The Company's objective is met by retaining adequate equity to provide for the possibility that cash flows from operations may periodically not be sufficient to meet cash flow requirements.

Capital is defined as only shareholders' equity.

The Company manages the capital structure and will make adjustments to it in ways that would support the broader corporate strategy with consideration of economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares or take on debt.

The Board of Directors does not establish specific quantitative criteria in the management of the capital structure but rather promotes sustainability and year-over-year growth.

The Company is not subject to any externally imposed capital requirements.

There were no changes in the Company's approach to capital management during the year.

DIRECTORS AND CORPORATE EXECUTIVES

CAL HAVERSTOCK
Chairman of the Board

BARRY CLARK
Director

GEORGE MCKINNIS
Director

HOWARD JOHNSON
Director

JOHN ALBRIGHT
Director

ROBERT BEAUCHEMIN
Director

NORBERT DAWALIBI
President and Chief Executive Officer, Director

ANASTASIA CHODARCEWICZ
Chief Financial Officer and Corporate Secretary

LEGAL COUNSEL
Gowling Lafleur Henderson LLP

AUDITORS
Deloitte & Touche LLP

TRANSFER AGENT
Equity Transfer & Trust Company

EXCHANGE LISTING
The common shares of Sirit Inc. (Ticker: SI) are listed on the Toronto Stock Exchange

INVESTOR RELATIONS
Sirit Inc.
372 Bay Street, Suite 1100
Toronto, ON M5H 2W9 Canada
Tel: 416.367.1897
Fax: 416.367.1435
www.sirit.com

sirit
vision beyond sight™

HEAD OFFICE

372 Bay Street, Suite 1100
Toronto, ON M5H 2W9 Canada
Main Tel: 416.367.1897
Toll Free: 800.498.8760
Fax: 416.367.1435

USA LOCATIONS

1321 Valwood Parkway, Suite 620
Carrollton, TX 75006-8398 USA
Main Tel: 972.243.7208
Toll Free: 866.338.9586
Fax: 972.243.8034

1000 Perimeter Park Drive, Suite E
Morrisville, NC 27560 USA
Main Tel: 919.281.1541
Fax: 919.281.1551

901 Lane Avenue, Suite 100
Chula Vista, CA 91914 USA
Main Tel: 619.656.2515
Fax: 619.876.0662

visit us online at: www.sirit.com

sirit

vision beyond sight™

www.sirit.com

2009
Three Month Report

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following MD&A has been prepared to help investors understand the financial performance of the Company and provides information that management believes is relevant to an assessment and understanding of the Company's risks, opportunities and performance measures. Management has prepared this document in conjunction with its broader responsibilities for the accuracy and reliability of the financial statements and the development and maintenance of appropriate internal controls in its effort to ensure that the financial information is complete and reliable. The Audit Committee of the Board of Directors, consisting of three independent directors, has reviewed this document and all other publicly reported financial information, for integrity, usefulness, reliability and consistency.

This discussion, which has been prepared as of April 27, 2009 at which time 161,137,311 shares were outstanding, should be read in conjunction with the unaudited interim consolidated financial statements for the three months ended March 31, 2009 and the audited annual consolidated financial statements, including the notes thereto included in the Company's December 31, 2008 Annual Report. Except for the statements of historical fact contained herein, the information presented constitutes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Sirit to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements. Actual results may differ materially from those indicated by these forward-looking statements as a result of risks and uncertainties impacting Sirit's business. Although Sirit has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. All amounts presented in this MD&A are in thousands of Canadian dollars unless, except per share amounts, otherwise specifically noted. Financial data has been prepared in accordance with Canadian generally accepted accounting principles.

GENERAL

Sirit Inc. ("Sirit" or the "Company") is a Radio Frequency Identification ("RFID") company that has been designing, developing, manufacturing and selling RFID hardware and solutions for over 15 years. Sirit has been providing its RFID technology to customers based primarily in the United States and Europe and continues to expand throughout the Americas and Asia. More information on the Company, including the Company's Annual Information Form, can be found on SEDAR at www.sedar.com.

In February, Sirit confirmed the receipt of an order for RFID Title 21 ("T-21") toll readers and transponders along with installation services for the first T-21 installation in Canada at the Golden Ears Bridge Project which will link Maple Ridge and Pitt Meadows with Surrey and Langley in British Columbia. The initial contract is valued at approximately US$300 and includes T-21 lane equipment, lane level installation for six (6) high speed open road tolling lanes and 5,000 T-21 transponders. The customer plans to deploy in excess of 20,000 transponders in the first 12 months of operation.

In March, Sirit announced that its INfinity 510 ("IN510") reader and RSI-647 Corkscrew RFID tags have been selected for deployment at Pacific Gas & Electric's Diablo Canyon Nuclear Power Plant, Avila Beach, California. The Sirit IN510 readers and RFID tags solution, installed by Cal Poly Global Automated Identification Technology Center, have been deployed in a project to identify and locate critical spare parts inventory in its warehouse at Diablo Canyon.

RESULTS

For the three months ended March 31, 2009 compared to the three months ended March 31, 2008

	2009	2008
Revenue	$ 5,558	$ 4,306
Cost of sales	3,615	2,749
Gross profit	1,943	1,557
Expenses	2,869	2,915
Operating loss	(926)	(1,358)
Other income	(60)	72
Net (loss)/income and comprehensive (loss)/income for the period	**$ (986)**	**$ (1,286)**
Basic and diluted (loss)/income per share	**$ (0.01)**	**$ (0.01)**
Total assets	**$ 24,165**	**$ 19,368**
Total long-term financial liabilities	**$ 1,979**	**$ -**

Revenue

Revenue for the first quarter of 2009 has increased by 29% or almost $1.3 million when compared to the first quarter of 2008. In US Dollars the growth rate was approximately 4% with the remainder of the increase due to a positive impact from foreign exchange rate changes as the majority of Sirit's revenue is generated in US Dollars. Given the current economic uncertainty across all application areas, the overall growth experienced by the Company during the quarter is a positive trend.

Revenue from the operations of RSI ID Technologies, Inc. ("RSI") is included in the Q1 2009 numbers but not in the Q1 2008 comparative figures as RSI was acquired during Q2 2008, commencing on April 1, 2008. During Q1 2009 revenue generated by RSI is included in each application area based on the nature of the revenue generated.

Automatic Vehicle Identification ("AVI") Applications Revenue

During the first quarter of 2009, revenue generated from AVI related applications was $4.0 million compared to $3.3 million reported in the first quarter of 2008, representing a 21% increase. AVI revenue represented approximately 72% of total revenue in Q1 2009 compared to 77% a year ago.

Of the total AVI related revenue, $3.4 million relates to Toll applications while the remaining $0.6 million is related to parking and access control ("PACS") applications. During the first quarter of 2008, Toll applications revenue was $2.6 million while PACS application revenue reached $0.7 million. The increase in Toll related revenue compared to the prior year is attributable to increased revenue from Sirit's top 3 customers which contributed an incremental $0.5 million in the first quarter of 2009 compared to the first quarter of 2008. The decline in PACS revenue compared to the prior year is related to slower purchasing patterns from customers impacted by weaker economic conditions.

Radio Frequency Solutions ("RFS") Applications Revenue

Revenue associated with RFS applications reached $1.6 million in Q1 2009 compared to $1.0 million in Q1 2008. RFS revenue represents 28% of total revenue up from 23% in the first quarter of 2008. The increase in RFS applications revenue resulted from larger orders from recurring customers. RFS applications revenue is expected to continue to fluctuate quarterly based on the timing of customer orders.

Gross Profit

Gross profit of 35.0% for the first quarter of 2009 is down slightly from the 36.2% reported in the first quarter of 2008. Included within gross profit are indirect labour, warranty and freight costs associated with the assembly and shipment of finished products. In addition, the Q1 2009 gross profit includes all direct and indirect manufacturing costs associated with the operations of RSI resulting in a slightly lower margin during the current year compared to the prior year.

Operating Expenses

Operating expenses are comprised of selling, general and administrative expenses ("SG&A"), development expenses, amortization as well as foreign exchange. Each of these primary expense categories is presented in more detail below.

SG&A Expenses

SG&A expenses for the three months ended March 31, 2009, including the operations of RSI, were $1.8 million compared to almost $2.0 million in the first quarter of 2008 which did not include the operations of RSI. SG&A expenses are comprised primarily of the following:

> Salaries and benefits for Q1 2009 were $1.1 million, lower by $0.1 million compared to the $1.2 million reported during Q1 2008. The decline in SG&A expenses results from salary cuts as well as benefits realized from consolidation of positions over the past few quarters.
>
> The remaining SG&A expenses for Q1 2009 were consistent with Q1 2008 at $0.8 million with the largest expense items comprised of rent, travel, tradeshows, professional fees and office expenses. Q1 2008 does not include the operations of RSI.

Stock-based Compensation

For the three months ended March 31, 2009, stock-based compensation is $0.1 million consistent with the first quarter of 2008. The expense is created through the vesting of stock options issued over the past three years. No options were granted during Q1 2009.

Development Expenses

Development expenses during the first quarter of 2009 of $0.5 million have declined by $0.4 million compared to the $0.9 million reported in the first quarter of 2008. The decline in development expenses reflects lower salary costs as well as lower material costs to support ongoing projects in the development processes. The Company continues to utilize contractors as specialized development needs arise.

Amortization

The increase in amortization to a quarterly total of $0.5 million compared to $0.2 million during the first quarter of 2008 reflects continuing amortization of $0.4 million related intangible assets created upon the acquisition of RSI in Q2 2008.

RESOURCES

Cash Flows, Liquidity and Capital Resources

The total cash and cash equivalents balance at March 31, 2009 was $3.2 million compared to a balance of $3.3 million at December 31, 2008. The Company maintained its bank indebtedness in the form of a line of credit at $1.3 million since December 31, 2008. For the second consecutive quarter, minimal cash was utilized to fund the operations of the Company.

The Company continued its efforts to manage its costs and expenses which resulted in overall lower cash expenditures during the first quarter of 2009 compared to the first quarter of 2008 which did not include the operations of RSI. Historically, the first quarter of each fiscal year incurs the highest cash spend with many annual fees and expenses requiring full payment during the quarter. The Company has been able to spread-out some of these costs over a longer period during 2009 and some have been deferred into the second quarter to manage cash more effectively.

The Company expects to maintain lower cash spending levels through 2009 until operations become cash flow positive. Therefore, the Company is expected to be able to maintain sufficient cash resources to continue to fund operations for the next twelve months.

Operating Activities

Sirit utilized $0.3 million of cash to fund operating activities during the first quarter of 2009 compared to $2.3 million utilized in the same period in 2008. Operating activities can be further broken down between cash spending to fund operations and working capital related expenditures. During the first quarter of 2009 the cash utilized to fund operations was $0.3 million with nil cash required to fund working capital. During the first quarter of 2008, $1.2 million was used to fund operations plus another $1.1 million utilized to fund working capital.

The changes in the balances that comprise working capital during Q1 2009 are reviewed in more detail as follows:

Accounts receivable of $3.6 million at March 31, 2009 has declined by $0.7 million compared to December 31, 2008 reflecting concerted efforts to improve collection of aging balances as well as lower sales levels towards the end of the quarter when compared to the prior quarter. Bad debt expense was minimal during the quarter.

Inventory of $3.5 million at March 31, 2009 is consistent with December 31, 2008. The Company has maintained inventory levels as certain products are being stocked due to longer material lead times and in anticipation of future sales.

Total prepaids and deposits of $0.5 million at March 31, 2009 have increased by $0.2 million from the balance at December 31, 2008. The increase relates to annual payments required for items such as insurance.

Accounts payable and accrued liabilities totaled $4.5 million at March 31, 2009 down from $4.7 million at December 31, 2008. The decrease reflects the timing of payments made by the Company to its suppliers.

Investing Activities

There were minimal investing activities during the first quarter of 2009 and 2008.

Financing Activities

Financing activities were minimal during Q1 2009 with no comparatives for Q1 2008 as these items were not initially incurred until Q2 2008 and relate primarily to the operations of RSI.

Commitments

Commitments are comprised of premises rental costs and equipment lease obligations. As part of the acquisition of RSI during the second quarter of 2008, Sirit assumed additional commitments for a premises lease and capital leases for equipment.

As at March 31, 2009, these costs are expected to be incurred as follows:

	Payments due by Period ($000's)				
	Total	**Up to 1 year**	**2 to 3 years**	**4 to 5 years**	**Over 5 years**
Equipment Capital Leases	$ 1,473	$ 425	$ 946	$ 102	$ -
Premises Leases	1,016	287	622	107	-
	$ 2,489	**$ 712**	**$ 1,568**	**$ 209**	**$ -**

There were no additional commitments entered into during the first quarter of 2009.

Related Party Transactions

RSI is located and has a premises lease obligation in a building which is owned by a company related to Mr. Bielas, a shareholder and member of management of Sirit. Mr. Bielas is a part owner of this company.

There were no additional related party transactions during the first quarter of 2009.

Summary of Quarterly Results

Quarterly period ended $000s except per share amounts	**Mar 31 2009**	**Dec 31 2008**	**Sept 30 2008**	**June 30 2008**	**Mar 31 2008**	**Dec 31 2007**	**Sept 30 2007**	**June 30 2007**
Revenue	5,558	6,282	3,816	4,752	4,306	5,426	5,635	6,964
Cost of sales	3,615	4,230	2,554	3,328	2,749	3,631	3,610	4,465
Gross profit	1,943	2,052	1,262	1,424	1,557	1,795	2,025	2,499
Expenses	2,869	3,085	3,186	3,613	2,915	2,983	3,869	3,980
Operating loss	(926)	(1,033)	(1,924)	(2,189)	(1,358)	(1,188)	(1,844)	(1,481)
Other income/(expense)	(60)	3,156	(36)	(17)	72	353	90	89
Net income/(loss) for the period	(986)	2,123	(1,960)	(2,206)	(1,286)	(835)	(1,754)	(1,392)
Basic & diluted income/(loss) per share	(0.01)	0.01	(0.01)	(0.01)	(0.01)	0.00	(0.01)	(0.01)

The decrease in revenue in Q1 2009 compared to Q4 2008 is attributed primarily to weaker economic conditions impacting most of Sirit's customers. The improvement in gross margin reflects more efficient operations during the quarter. Excluding the intangible asset write-down of $0.4 million in Q4 2008, expenses in Q1 2009 have increased slightly compared to the prior quarter. This is due to increased salary related expenses during the quarter.

The increase in revenue during Q4 2008 compared to Q3 2008 reflects increasing toll transponder sales as well as new sales into South America. Total expenses include $0.4 million of intangible asset write-downs. Excluding this adjustment expenses have declined by over $0.5 million compared to the prior quarter. The decrease is due to temporary salary reductions and a focused effort to control discretionary costs during the quarter. Other income includes a non-cash, income tax recovery adjustment of $3.1 million.

The revenue decline in the third quarter of 2008 reflects annual seasonal trends as well as continued reduced sales to Sirit's largest toll customer. The increase in gross profit percentage compared to the prior quarter results from lower indirect labour costs associated with staff reductions during the quarter. The decrease in expenses results from reduced salaries and benefits as well as a focus on reducing discretionary spending.

The revenue decline in the second quarter in 2008 compared to the second quarter in 2007 relates primarily to slower than anticipated deployments as well as delays in toll tag orders from the Company's largest customer. Gross profit has declined due to the inclusion of manufacturing expenses at RSI and operating expenses include higher amortization of intangible assets created with the RSI acquisition on April 1, 2008.

Revenue in the first quarter of 2008 declined relative to the last quarter of 2007 by $1.1 million primarily due to lower toll revenues from a major customer that has been shifting a portion of their projected deliveries to later in the year. This also contributed to the increased gross margin during the quarter. Operating expenses for the first quarter of 2008 are consistent with fourth quarter 2007 levels.

Reported revenue in Canadian dollars decreased slightly in the fourth quarter of 2007 compared to the prior quarter due primarily to the decline in the US Dollar to Canadian Dollar exchange rate. Expenses declined by $0.9 million in the fourth quarter due to lower salaries and foreign exchange expenses compared to the prior quarter.

Revenue decreased in the third quarter of 2007 primarily due to seasonality experienced during the quarter. Excluding the impact of the foreign exchange loss of $0.6 million in the third quarter, total expenses increased by approximately $0.2 million due primarily to increased product development.

Revenue increases in the second quarter of 2007 were as a result of increased sales to new customers and increased sales volumes to recurring customers. Total expenses were negatively impacted by the decrease in US Dollar relative to Canadian Dollar which resulted in a foreign exchange loss of $0.9 million for the quarter. Excluding the impact of foreign exchange, total expenses were $3.1 million.

OUTSTANDING SHARE DATA

As of March 31, 2009 the Company had 161,137,311 common shares outstanding.

As of March 31, 2009 the Company had 11,896,666 issued and outstanding stock options which are exercisable for common shares of Sirit on a one-for-one basis.

SIGNIFICANT ACCOUNTING POLICIES AND MANAGEMENT ESTIMATES

On January 1, 2009, the Company adopted Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3064, Goodwill and Intangible Assets, which replaced Section 3062, Goodwill and Other Intangible Assets and Section 3450, Research and Development Costs. The new Section establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. The adoption of this new Section did not have an impact on the Company's financial results.

On January 1, 2009, the Company adopted CICA Handbook Section 1000, Financial Statement Concepts. This amended Section removes references to the recognition of assets and liabilities solely on the basis of matching net income items and clarifies the timing of expense recognition and the creation of an asset. The amendment to this Section did not have an impact on the Company's financial results.

Other than as described above, there have been no changes to the significant accounting policies and management estimates as presented in the Annual Report of the Company as at December 31, 2008 and the Annual Information Form dated March 13, 2009. Please refer to these reports for a detailed analysis of the significant accounting policies and estimates made by management at that time.

RISKS

The management team at Sirit has the responsibility for the evaluation and management of risk factors affecting the Company. Management's assessment of the most significant potential risks which would have the greatest impact on the Company over the ensuing 12 to 24 months, given currently available information, have not changed significantly from those presented in the 2008 Annual Report and Annual Information Circular dated March 13, 2009. Both of these documents can be found at www.SEDAR.com.

CONTROLS AND PROCEDURES

Internal Controls over Financial Reporting and Disclosure Controls
There have been no substantive changes to the internal controls over financial reporting or disclosure controls during the quarter ended March 31, 2009 that materially affected or would be reasonably likely to materially affect such controls. The review of internal controls over financial reporting excludes the operations of RSI since it was acquired less than 365 days before the quarter ended March 31, 2009.

INTERNATIONAL FINANCIAL REPORTING STANDARDS

In February 2008, the Canadian Accounting Standards Board confirmed the mandatory International Financial Reporting Standards ("IFRS") changeover date for Canadian profit-oriented publicly accountable entities. This means that publicly accountable entities will be required to prepare financial statements in accordance with IFRS for interim and annual financial statements for fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require restatement for comparative purposes of amounts reported by the Company for annual and interim periods for the year ended December 31, 2010. Sirit will adopt IFRS starting on January 1, 2011. During fiscal 2010, the

Company will continue to report its financial results under Canadian GAAP but will be required to effectively maintain two parallel sets of financial statements as full implementation in 2011 requires comparative results to also be presented in accordance with IFRS.

As part of the preparation for the conversion to IFRS, Sirit has commenced its planning process. The Company has completed an initial scoping diagnostic and discussed this with the Company's Audit Committee. This diagnostic identifies the areas where differences between current Canadian GAAP and IFRS exist as they apply to Sirit. Resources have been identified to assist with the next stage of the conversion process which will involve a detailed review and quantification of the alternatives available under IFRS. This second phase will take place throughout 2009, commencing in the second quarter of 2009. As the implications of the conversion to IFRS are clarified, the impacts on other areas of the business will be assessed. Some of these other areas include information technology changes, training requirements, internal controls over financial reporting and budgeting. At this time, Sirit is unable to determine the financial impact to Sirit's financial results from the conversion to IFRS.

Sirit Inc.
Interim Consolidated Balance Sheets
(expressed in thousands of Canadian dollars)
Unaudited

	As at March 31 2009	As at December 31 2008
Assets		
Current Assets		
Cash and cash equivalents	$ 3,182	$ 3,325
Accounts receivable	3,636	4,303
Inventory	3,488	3,470
Prepaids and deposits	495	287
	10,801	11,385
Property and equipment	2,375	2,599
Intangible assets	7,084	7,514
Goodwill	3,905	3,905
	$ 24,165	**$ 25,403**
Liabilities		
Current Liabilities		
Bank indebtedness (note 3)	$ 1,309	$ 1,321
Accounts payable and accrued liabilities	4,495	4,716
Deferred revenue	214	339
Warranty obligations	121	108
Capital lease obligations (note 8)	478	454
	6,617	6,938
Long-term deferred revenue	474	442
Long-term warranty obligations	139	150
Long-term capital lease obligations (note 8)	843	934
Related party debt (note 4)	1,136	1,100
	9,209	9,564
Commitments and contingencies (note 8)		
Shareholders' Equity		
Share capital (note 5)	51,252	51,252
Contributed surplus (note 6)	3,212	3,109
Deficit	(39,508)	(38,522)
	14,956	15,839
	$ 24,165	**$ 25,403**

Approved by the Directors:

"N. Dawalibi"
Director

"H. Johnson"
Director

See accompanying notes

Sirit Inc.

Interim Consolidated Statements of Operations, Comprehensive Loss and Deficit

(expressed in thousands of Canadian dollars except per share amounts)

Three Months Ended March 31

Unaudited

	2009	2008
Revenue	$ 5,558	$ 4,306
Cost of sales	3,615	2,749
Gross profit	**1,943**	**1,557**
Expenses		
Selling, general and administrative	1,815	1,952
Stock-based compensation (note 6)	103	117
Development	531	923
Amortization	547	172
Foreign exchange gain	(127)	(249)
	2,869	2,915
Operating loss	**(926)**	**(1,358)**
Interest (expense)/income, net	(60)	72
Net loss and comprehensive loss for the period	**(986)**	**(1,286)**
Deficit, beginning of period	(38,522)	(35,193)
Deficit, end of period	**$ (39,508)**	**$ (36,479)**
Basic and diluted loss per share	**$ (0.01)**	**$ (0.01)**
Basic and diluted weighted average number of common shares ('000s)	**161,137**	**154,623**

See accompanying notes

Interim Consolidated Statements of Cash Flows
(expressed in thousands of Canadian dollars)
Three Months Ended March 31
Unaudited

	2009	2008
Cash provided by/(used in):		
Operating Activities		
Net loss for the period	$ (986)	$ (1,286)
Items not involving cash and cash equivalents (note 7)	770	289
Foreign exchange gain	(127)	(249)
	(343)	(1,246)
Net change in non-cash working capital items (note 7)	7	(1,088)
	(336)	(2,334)
Investing Activities		
Additions to property and equipment	(13)	(28)
	(13)	(28)
Financing Activities		
Decrease in bank indebtedness	(12)	-
Increase in related party debt	36	-
Decrease in capital lease obligations, net	(67)	-
	(43)	-
Exchange rate impact on cash and cash equivalents	249	332
Decrease in cash and cash equivalents	(143)	(2,030)
Cash and cash equivalents, beginning of period	3,325	8,855
Cash and cash equivalents, end of period	**$ 3,182**	**$ 6,825**
Cash and cash equivalents consist of:		
Cash	$ 488	$ 550
Short-term commercial paper	2,694	6,275
	$ 3,182	**$ 6,825**

See accompanying notes

(expressed in thousands of Canadian Dollars except per share amounts)

1. BASIS OF PREPARATION

The accompanying interim unaudited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements. Accordingly, certain disclosures normally included in annual financial statements prepared in accordance with Canadian generally accepted accounting principles are not provided. Except as disclosed in Note 2, these interim unaudited consolidated financial statements have been prepared by management based on the accounting principles consistent with those used in the annual audited consolidated financial statements and should be read in conjunction with the annual audited financial statements of Sirit Inc. ("Sirit" or the "Company") for the year ended December 31, 2008.

The interim consolidated results of operations for the three months ended March 31, 2009 include the results of operations of RSI ID Technologies, Inc. ("RSI") while the comparative figures represent Sirit's consolidated results of operations excluding the operations of RSI as RSI was not acquired until April 1, 2008.

The results of the operations for the interim period are not necessarily indicative of the results of operations for any other interim period or for a full fiscal year. Note disclosures have been presented for material updates to the information previously reported.

2. CHANGE IN ACCOUNTING POLICIES

Goodwill and intangible assets
On January 1, 2009, the Company adopted Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3064, Goodwill and Intangible Assets, which replaced Section 3062, Goodwill and Other Intangible Assets and Section 3450, Research and Development Costs. The new Section establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. The adoption of this new Section did not have an impact on the Company's financial results.

Financial statement concepts
On January 1, 2009, the Company adopted CICA Handbook Section 1000, Financial Statement Concepts. This amended Section removes references to the recognition of assets and liabilities solely on the basis of matching net income items and clarifies the timing of expense recognition and the creation of an asset. The amendment to this Section did not have an impact on the Company's financial results.

3. BANK INDEBTEDNESS

Bank indebtedness as at March 31, 2009 is comprised of a Royal Bank of Canada ("RBC") secured line of credit, which is due upon demand with interest at the bank's prime plus 2.0%. The total borrowing limit is $1.5 million.

In early April 2009, RBC revised the terms of the agreement requiring $1.5 million be set-aside as restricted cash and eliminated the minimum cash balance covenant requirement.

4. RELATED PARTY TRANSACTIONS

The building in which the operations of RSI are located and with whom RSI has a premises lease obligation is owned by a company related to a shareholder and member of management of Sirit. During the quarter, the Company paid $35 for the rental of this premises.

The Company entered into a promissory note with a shareholder and member of management on July 31, 2008. The loan balance as at March 31, 2009 is $1,136. The principal is due on July 31, 2010 with an annual interest rate of 7.5% paid monthly in arrears. During the three months ended March 31, 2009 the Company paid $21 in interest related to this promissory note.

(expressed in thousands of Canadian Dollars except per share amounts)

5. SHARE CAPITAL AND STOCK OPTIONS

(a) Common shares issued and outstanding as at March 31, 2009 and December 31, 2008 is 161,137,311 in the amount of $51,252.

(b) There were no stock options granted by the Company nor options exercised by option holders in the three month period ended March 31, 2009.

(c) The following summarizes stock option activity for the three months ended March 31, 2009:

	Number of Options	Average Exercise Price
Options Outstanding		
Balance, December 31, 2008	11,998,166	$ 0.33
Expired/terminated	(101,500)	(0.23)
Balance, March 31, 2009	11,896,666	$ 0.33
Options exercisable at March 31, 2009	4,021,012	
Options available for issuance at March 31, 2009	9,780,001	

6. CONTRIBUTED SURPLUS

The following table reconciles contributed surplus for the three months ended March 31, 2009:

	Amount
Balance at December 31, 2008	$ 3,109
Stock-based compensation on stock options granted	103
Balance at March 31, 2009	$ 3,212

(expressed in thousands of Canadian Dollars except per share amounts)

7. SUPPLEMENTARY DISCLOSURES RELATED TO CASH FLOWS

Net change in items not involving cash and cash equivalents for the three months ended March 31:

	2009	2008
Amortization:		
Property and equipment	$ 237	$ 82
Intangible assets	430	90
Stock-based compensation	103	117
	$ 770	**$ 289**

Net change in non-cash working capital items:

	2009	2008
Accounts receivable	$ 572	$ (508)
Inventory	(172)	(140)
Prepaids, deposits and other	(218)	(209)
Accounts payable and accrued liabilities	(92)	(180)
Deferred revenue	10	(53)
Warranty obligation	(93)	2
	$ 7	**$ (1,088)**

Cash paid for interest	$ 70	$ -

8. COMMITMENTS AND CONTINGENCIES

(a) As at March 31, 2009, certain accounts receivable and inventory are pledged as security in connection with accounts payable in the amount of $101 (December 31, 2008 - $54).

(b) As at March 31, 2009, the Company has commitments to purchase approximately $1,200 of inventory from its contract manufacturers over the next three months. (December 31, 2008 - $1,500)

(c) The Company's total future minimum operating lease commitments are summarized as follows:

	Amount
2009 (9 months)	$ 287
2010	383
2011	239
2012	98
2013	8
	$ 1,015

(expressed in thousands of Canadian Dollars except per share amounts)

(d) The Company's total minimum lease payments under non-cancelable capital leases are summarized as follows:

	Amount
2009 (9 months)	$ 424
2010	562
2011	385
2012	74
2013	28
	1,473
Less: amounts representing interest at an effective rate ranging between 5% - 11%	(152)
Balance of capital leases	1,321
Less: current portion	(478)
Capital leases, long-term portion	**$ 843**

NEWS RELEASE

NR#09-05

FOR MORE INFORMATION:
Anastasia Chodarcewicz
Sirit Inc.
416.367.1897 x227
achodarcewicz@sirit.com

Sirit Reports Solid Financial Results to Start Fiscal 2009

Toronto, ON - May 12, 2009 - Sirit Inc. ("Sirit") (TSX: SI), a leading provider of radio frequency identification ("RFID") technology, reports its financial results for the first quarter ended March 31, 2009. All amounts are stated in Canadian Dollars unless otherwise noted.

Q1 2009 Financial Results

Fiscal 2009 started strongly for the Company achieving solid revenue growth of 29% compared to the prior year as well as continued effective cash management. Sirit reports total revenue for Q1 2009 of $5.6 million (US$4.5 million) compared to $4.3 million (US$4.3 million) reported for Q1 2008. The increase in quarterly revenue when compared with the prior year is attributed to automatic vehicle identification ("AVI") applications with higher volumes of toll transponder sales during the quarter with the Company's top three customers.

During Q1 2009, the net cash utilization was just over $0.1 million in-line with the net cash utilized in Q4 2008 effectively maintaining cash resources at a long-term sustainable level assuming current operating levels.

During the first quarter of 2009, revenue generated from AVI related applications was $4.0 million compared to $3.3 million reported in the first quarter of 2008, representing a 21% increase. The revenue split is comprised of 72% for AVI related applications and 28% Radio Frequency Solutions ("RFS") related applications in Q1 2009 compared to 77% and 23% respectively, a year ago. RFS applications revenue contributed $1.6 million compared to $1.0 million in the first quarter of 2008. RFS revenue increased due to larger orders from recurring customers; however, revenue will continue to fluctuate quarterly based on the timing of these orders. The comparable results for Q1 2008 do not include the operations of RSI ID Technologies, Inc. ("RSI"), as RSI was purchased on April 1, 2008.

"Sirit's first quarter reflects a stabilized base business with steadily declining operating losses. We continue to focus on expense control and closely manage cash flows as we expect our traditional business to support ongoing operations while we pursue larger growth opportunities," commented Anastasia Chodarcewicz, Chief Financial Officer, Sirit Inc.

Gross profit was 35.0% for the first quarter of 2009 compared to 36.2% in the first quarter of 2008 as Q1 2009 includes manufacturing costs associated with the operations of RSI.

Cash operating expenses during Q1 2009 were $2.3 million compared to $2.9 million during Q1 2008. The decrease in expenses relates to lower salaries as well as lower material costs related to ongoing development projects when compared to the prior year. The Company intends to maintain lower operating expense levels throughout 2009.

Operating loss for the first quarter of 2009 was $0.9 million compared with a $1.4 million operating loss in the same period of the prior year. Net loss for the quarter was $1.0 million compared to a net loss of $1.3 million in the first quarter of 2008.

Sirit ended the quarter with $3.2 million in cash resources compared to $3.3 million at December 31, 2008. Minimal net cash resources were utilized during the quarter to fund ongoing operations.

Q1 2009 Corporate Highlights

The following highlights some key activities during Q1 2009:

- Sirit confirmed the receipt of an order for RFID Title 21 ("T-21") toll readers and transponders along with installation services for the first T-21 installation in Canada at the Golden Ears Bridge Project which will link Maple Ridge and Pitt Meadows with Surrey and Langley in British Columbia. The initial contract is valued at approximately US$300,000 and includes T-21 lane equipment, lane level installation for six high speed open road tolling lanes and 5,000 T-21 transponders. The customer plans to deploy in excess of 20,000 transponders in the first 12 months of operation.

- Sirit announced that its INfinity 510 ("IN510") reader and RSI-647 Corkscrew RFID tags have been selected for deployment at Pacific Gas & Electric's Diablo Canyon Nuclear Power Plant, Avila Beach, California. The Sirit IN510 readers and RFID tags solution, installed by Cal Poly Global Automated Identification Technology Center, have been deployed in a project to identify and locate critical spare parts inventory in its warehouse at Diablo Canyon.

"We have achieved solid first quarter results especially in light of the many economic challenges being faced by our customers, particularly in California. We are seeing advancements in a number of opportunities we are pursuing both in our traditional markets as well as with new potential customers. If realized, these prospects are expected to convert into major announcements and when implementations begin, will enable Sirit to reach profitable operating levels," added Norbert Dawalibi, President and CEO, Sirit Inc.

About Sirit Inc.
Sirit Inc. (TSX: SI) is a leading provider of Radio Frequency Identification (RFID) technology worldwide. Harnessing the power of Sirit's enabling-RFID technology, customers are able to more rapidly bring high quality RFID solutions to the market with reduced initial engineering costs. Sirit's products are built on more than 15 years of RF domain expertise addressing multiple frequencies (LF/HF/UHF), multiple protocols and are compliant with global standards. Sirit's broad portfolio of products and capabilities can be customized to address new and traditional RFID market applications including Supply Chain & Logistics, Cashless Payment (including Electronic Tolling), Access Control, Automatic Vehicle Identification, Near Field Communications, Inventory Control & Management, Asset Tracking and Product Authentication. For more information, visit www.sirit.com.

Cautionary Note Regarding Forward-Looking Statements

Safe Harbor Statement under the United States *Private Securities Litigation Reform Act of 1995*: Except for the statements of historical fact contained herein, the information presented constitutes "forward-looking statements" within the meaning of the *Private Securities Litigation Reform Act of 1995* and Canadian provincial securities legislation. These forward-looking statements relate to, among other things, Sirit's objectives, goals, strategies, intentions, plans, beliefs, expectations and estimates, and can generally be identified by the use of words such as "may", "will", "could", "should", "would", "suspect", "outlook", "expect", "intend", "estimate", "anticipate", "believe", "plan", "forecast", "objective" and "continue" (or the negative thereof) and words and expressions of similar import, and may include statements concerning possible or assumed future results, financial outlook and/or future-oriented financial information. Although Sirit believes that the expectations reflected in such forward-looking statements are reasonable, such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Sirit to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements. Actual results may differ materially from those indicated by these forward-looking statements as a result of risks and uncertainties impacting Sirit's business. Important factors that could cause actual results to differ materially from expectations include but are not limited to: Sirit's ability to achieve commercialization and/or commercial acceptance of its RFID technology; the evolution of, and adoption rate in, the RFID market; Sirit's inability to expand sales both within and outside its traditional markets; changes in Sirit's strategic relationships; Sirit's dependence on resellers, distributors and significant customers; the utility of research and development expenditures undertaken by Sirit; product defects; increased levels of competition; changes in laws and regulations; foreign exchange fluctuations; and Sirit's overall liquidity and capital resources. These and other important risks are discussed in further detail in the section entitled "Risks Factors" in Sirit's Annual Information Form dated March 13, 2009 and in Sirit's management's discussion and analysis found in its 2008 annual report as filed with the securities regulatory authorities in Canada via SEDAR. Although Sirit has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. Unless otherwise required by law, Sirit does not undertake any obligation to update any forward-looking statements contained in this news release as a result of new information, further events or otherwise. This cautionary statement expressly qualifies the forward-looking information in this news release.

Sirit Inc.
Interim Consolidated Balance Sheets
(expressed in thousands of Canadian dollars)
Unaudited

	As at March 31 2009	As at December 31 2008
Assets		
Current Assets		
Cash and cash equivalents	$ 3,182	$ 3,325
Accounts receivable	3,636	4,303
Inventory	3,488	3,470
Prepaids and deposits	495	287
	10,801	11,385
Property and equipment	2,375	2,599
Intangible assets	7,084	7,514
Goodwill	3,905	3,905
	$ 24,165	**$ 25,403**
Liabilities		
Current Liabilities		
Bank indebtedness	$ 1,309	$ 1,321
Accounts payable and accrued liabilities	4,495	4,716
Deferred revenue	214	339
Warranty obligations	121	108
Capital lease obligations	478	454
	6,617	6,938
Long-term deferred revenue	474	442
Long-term warranty obligations	139	150
Long-term capital lease obligations	843	934
Related party debt	1,136	1,100
	9,209	9,564
Shareholders' Equity		
Share capital	51,252	51,252
Contributed surplus	3,212	3,109
Deficit	(39,508)	(38,522)
	14,956	15,839
	$ 24,165	**$ 25,403**

Sirit Inc.

Interim Consolidated Statements of Operations, Comprehensive Loss and Deficit

(expressed in thousands of Canadian dollars except per share amounts)

Three Months Ended March 31

Unaudited

	2009	2008
Revenue	$ 5,558	$ 4,306
Cost of sales	3,615	2,749
Gross profit	**1,943**	**1,557**
Expenses		
Selling, general and administrative	1,815	1,952
Stock-based compensation	103	117
Development	531	923
Amortization	547	172
Foreign exchange gain	(127)	(249)
	2,869	2,915
Operating loss	**(926)**	**(1,358)**
Interest (expense)/income, net	(60)	72
Net loss and comprehensive loss for the period	**(986)**	**(1,286)**
Deficit, beginning of period	(38,522)	(35,193)
Deficit, end of period	**$ (39,508)**	**$ (36,479)**
Basic and diluted loss per share	**$ (0.01)**	**$ (0.01)**
Basic and diluted weighted average number of common shares ('000s)	**161,137**	**154,623**

372 Bay Street, Suite 1100, Toronto, ON M5H 2W9 Canada
TEL: (416) 367-1897 FAX: (416) 367-1435

Sirit Inc.

Interim Consolidated Statements of Cash Flows

(expressed in thousands of Canadian dollars)

Three Months Ended March 31

Unaudited

	2009	2008
Cash provided by/(used in):		
Operating Activities		
Net loss for the period	$ (986)	$ (1,286)
Items not involving cash and cash equivalents	770	289
Foreign exchange gain	(127)	(249)
	(343)	(1,246)
Net change in non-cash working capital items	7	(1,088)
	(336)	(2,334)
Investing Activities		
Additions to property and equipment	(13)	(28)
	(13)	(28)
Financing Activities		
Decrease in bank indebtedness	(12)	-
Increase in related party debt	36	-
Decrease in capital lease obligations, net	(67)	-
	(43)	-
Exchange rate impact on cash and cash equivalents	249	332
Decrease in cash and cash equivalents	(143)	(2,030)
Cash and cash equivalents, beginning of period	3,325	8,855
Cash and cash equivalents, end of period	**$ 3,182**	**$ 6,825**
Cash and cash equivalents consist of:		
Cash	$ 488	$ 550
Short-term commercial paper	2,694	6,275
	$ 3,182	**$ 6,825**